UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Slated, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

December 17, 2009

Physical Address of Issuer:

6450 Sunset Boulevard, 1015, Los Angeles, CA, United States

Website of Issuer:

https://www.slated.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

November 14, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees: 20

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$2,258,727	$2,331,537
Cash & Cash Equivalents	$136,905	$115,480
Accounts Receivable	$46,337	$7,395
Short-term Debt	$237,717	$236,603
Long-term Debt	$14,107,558	$11,263,149
Revenues/Sales	$403,897	$215,809
Cost of Goods Sold	$402,980	$308,504
Taxes Paid	$0	$0
Net Income	($2,918,333)	($2,389,480)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SLATED, INC.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Subscription Amount is $100 and the Maximum Individual Subscription Amount is $500,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by November 14, 2022 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/slated (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties resulting in gross proceeds to the Company of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Company.

Conversion Upon the First Equity Financing (Early Investors)

FIRST TRANCHE: FOR THE FIRST $1,000,000 OF AGGREGATE SUBSCRIPTIONS IN THE OFFERING:

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, each investor who invests during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $1,000,000.00 USD, will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

> (a) the quotient of $40,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.
>
> OR
>
> (b) The price per share of the securities sold in such Equity Financing multiplied by 70%.

Such Conversion Price shall be deemed the "**First Equity Financing Price for Early Investors**".

Conversion Upon the First Equity Financing (Standard Investors)

SECOND TRANCHE: FOR THE NEXT $4,000,000 OF AGGREGATE SUBSCRIPTIONS IN THE OFFERING:

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, each investor who invests during the second tranche of the Offering, which includes all subscriptions from $1,000,000.01 USD to $5,000,000.00 USD, will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the investor paid for the securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

> (a) the quotient of $44,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.
>
> OR
>
> (b) The price per share of the securities sold in such Equity Financing multiplied by 80%.

Such Conversion Price shall be deemed the "**First Equity Financing Price for Standard Investors**".

A summary of the foregoing terms is set forth below:

Aggregate Amount of Subscriptions	Valuation Cap	Discount Rate
$0 - $1,000,000.00	$40,000,000	30%
$1,000,000.01 - $5,000,000	$44,000,000	20%

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price for Early Investors or the First Equity Financing Price for Standard Investors, as applicable.

Conversion Upon a Liquidity Event Prior to an Equity Financing (Early Investors)

For investors who invest during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $1,000,000.00 USD, in the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $40,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

Conversion Upon a Liquidity Event Prior to an Equity Financing (Standard Investors)

For investors who invest during the second tranche of the Offering, which includes all subscriptions from $1,000,000.01 USD to $5,000,000.00 USD, in the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $44,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Subscription Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently with at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place except as otherwise set forth in that certain Amended and Restated Stockholders' Agreement dated as of November 1, 2013, as amended from time to time, by and among the Company, certain holders of Seed A Preferred Stock, Seed B Preferred Stock, Seed C Preferred Stock and Common Stock.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct

our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 17,881,269 shares of common stock, of which 3,388,148 shares of common stock are issued and outstanding; 4,445,186 shares of Series Seed A Preferred Stock, of which 4,445,186 shares thereof are issued and outstanding; 2,342,086 shares of Series Seed B Preferred Stock, of which 2,342,079 shares thereof are issued and outstanding; 2,405,847 shares of Series Seed C Preferred Stock, of which 2,405,846 shares thereof are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on our Tim Wesley our Chief Executive Officer and Stephen Paternot, our Co-Founder and Executive Chairman. The loss of Tim Wesley, Stephen Paternot or any member of the board of directors or executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We cannot guarantee we will be successful in financing, distributing, selling, packaging and supplying any products created in connection therewith, or that if we are able to do so, that we will make a profit.

No assurance can be given that we will be successful in producing, distributing, selling, commercializing or exploiting any products created in connection therewith, to our targeted markets. Further, even if we do so, no assurance can be given that that we will generate a profit from such sales. If we cannot generate a profit, we will have to suspend or cease operations and any investor in the Company may lose their entire investment.

We may not be able to implement our strategies of entering into the film production business effectively or at all.

Our growth strategy depends on our ability to successfully match filmmakers and their projects with talent, financing, sales, and distribution. Entry into film business presents significant challenges and subjects our business to significant risks, including those risks set forth below. The inability to successfully manage these challenges could adversely affect our potential success. Such failures would significantly limit our ability to grow our business and could also divert significant resources from our digital production and other businesses.

Our success in the film business faces various risks and challenges, including:

- the success of our business will be primarily dependent on audience acceptance of our services, which is extremely difficult to predict;

- our business could fall below revenue expectations;

- delays and increased expenditures due to creative problems, technical difficulties, talent availability, accidents, natural disasters or other events beyond the control of the production companies and distributors;

- the costs of marketing in film have steadily increased and may increase in the future, which may make it more difficult for us to generate a profit or compete against other platforms; and

- a strike by one or more of the labor unions or similar groups that provide personnel essential to the production of feature films could delay or halt our proposed activities;

If other forms of entertainment prove to be more attractive to consumers, our growth and operating results could be harmed.

A substantial part of our business relies on the popularity of films. If other forms of content, or other entertainment, such as television, digital streaming services, concerts, amusement parks and sporting events, become more popular than film, our business and operating results could be harmed.

Acquisitions we pursue in our industry and related industries could result in operating difficulties, dilution to our shareholders and other consequences harmful to our business.

As part of our growth strategy, we may selectively pursue strategic acquisitions in our industry and related industries. We may not be able to consummate such acquisitions, which could adversely impact our growth. If we do consummate acquisitions, integrating an acquired company, business or technology may result in unforeseen operating difficulties and expenditures, including:

- increased expenses due to transaction and integration costs;
- potential liabilities of the acquired businesses;
- potential adverse tax and accounting effects of the acquisitions;
- diversion of capital and other resources from our existing businesses;
- diversion of our management's attention during the acquisition process and any transition periods;
- loss of key employees of the acquired businesses following the acquisition; and
- inaccurate budgets and projected financial statements due to inaccurate valuation assessments of the acquired businesses.

Foreign acquisitions also involve unique risks related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries. Our evaluations of potential acquisitions may not accurately assess the value or prospects of acquisition candidates and the anticipated benefits from our future acquisitions may not materialize. In addition, future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition.

We cannot predict the effect that rapid technological change may have on our business or industry.

The entertainment industry in general is rapidly evolving, primarily due to technological developments. The rapid growth of technology and shifting consumer tastes prevent us from being able to accurately predict the overall effect that technological growth may have on our potential revenue and profitability. This requires us to either develop capabilities by upgrading our own proprietary software, which can result in substantial research and development costs and substantial capital expenditures for new equipment, or to purchase third-party licenses, which can result in significant expenditures. In the event we seek to obtain third-party licenses, we cannot guarantee that they will be available or, once obtained, will continue to be available on commercially reasonable terms, or at all. If we are unable to develop and effectively market new technologies that adequately or competitively address the needs of these changing industries, it could have an adverse effect on our business and growth prospects

We expect to face intense competition.

All of our competitors have greater financial resources, greater public and industry recognition and broader marketing capabilities than us. In addition, the market in which we operate is characterized by numerous small companies, with whose products we may be unfamiliar with, and which may be in direct competition with our products. Our inability to adequately compete with our competitors regardless of their respective size, may result in lost sales and will affect our overall profitability.

Loss of consumer confidence in our company or in our industry may harm our business.

Demand for our services may be adversely affected if consumers lose confidence in the quality of our products and services or the industry's practices. Adverse publicity may discourage businesses from buying advertising for our services, engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. Various factors may adversely impact our reputation, including product quality inconsistencies resulting in product recalls. Reputational risks may also arise from our third parties' labor standards, health, safety and environmental standards, raw material sourcing, and ethical standards. We may also be the victim of product tampering or counterfeiting or grey imports. Any litigation, disputes on tax matters and pay structures may subject us to negative attention in the press, which can damage reputation.

If we fail to effectively and efficiently advertise, the growth of our business may be compromised.

The future growth and profitability of our business will be dependent in part on the effectiveness and efficiency of our advertising and promotional expenditures, including our ability to (i) create greater awareness of our products, (ii) determine the appropriate creative message and media mix for future advertising expenditures, and (iii) effectively manage advertising and promotional costs in order to maintain acceptable operating margins. There can be no assurance that we will experience benefits from advertising and promotional expenditures in the future. In addition, no assurance can be given that our planned advertising and promotional expenditures will result in increased revenues, will generate levels of service and name awareness or that we will be able to manage such advertising and promotional expenditures on a cost-effective basis.

Content piracy may affect our ability to maximize our revenues.

Content piracy is extensive in many parts of the world, including South America, Asia (including South Korea, China and Taiwan), the countries of the former Soviet Union and other former Eastern bloc countries. We presently lack the resources to effectively monitor the progress and efforts made by various countries to limit or prevent piracy. In the past, various trade associations have enacted voluntary embargoes on content exports to certain countries in order to pressure the governments of those countries to become more aggressive in preventing piracy. In addition, the U.S. government has publicly considered implementing trade sanctions against specific countries which, in the opinion of the U.S. government, do not prevent copyright infringement of U.S.-produced content; however, future voluntary industry embargoes or U.S. government trade sanctions may not be enacted. If enacted, such trade sanctions could impact the amount of revenue that we realize from the international exploitation of our content, depending upon the countries subject to such action and the duration of such action. If embargoes or sanctions are not enacted or if other measures are not taken, we may lose an indeterminate amount of additional revenue as a result of piracy.

Assertions by a third party that we infringe its intellectual property, whether successful or not, could subject us to costly and time-consuming litigation.

The industry in which we are engaged in is characterized by the existence of a large number of copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, the possibility that claims against us for alleged intellectual property rights violations may grow. Any intellectual property rights claim against us, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management attention and our financial resources.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Slated is the leading online film packaging, financing, and distribution marketplace, supplying the exploding global demand for great content. The Company's predictive analytics, packaging tools, and high-quality deal flow empower filmmakers, talent, financiers, and distributors to make great movies.

The Company conducts business in all fifty states and sells its services through the internet throughout the United States and internationally.

The Company conducts business through its wholly-owned subsidiaries: Slated Advisors, LLC, a limited liability company formed in Delaware on March 19, 2015; Slated Analytics, LLC, a limited liability company formed in Delaware on September 22, 2015; Slated IP, LLC, a limited liability company formed in Delaware on March 22, 2021; Slated Film Fund General Partner, LLC, a limited liability company formed in Delaware on April 30, 2015; and Slated Securities, LLC, a limited liability company formed in Delaware on July 9, 2013.

Business Plan

Slated is an online marketplace that matches filmmakers and their projects with talent, financing, sales, and distribution. Using a sophisticated, data-driven ratings system, Slated identifies promising scripts, helps find cast and crew ('packaging'), and introduces top projects to sales agents, distribution executives, and investors. Slated accelerates the packaging process with precise matching between a project's needs and thousands of investors and professionals across the industry.

Filmmakers who want to take full advantage of the Slated platform pay analytics fees of up to $995 to have their projects rated. Slated's fee structure also earns us a stake in the success of every project listed on the platform. In addition to 1-5% of a project's total cash budget, Slated also earns 1-5% net profit participation, and collects financing participation fees from investors. For our selected Studio Co-Fi investments, we typically earn up to 5% in producer fees, as well as waterfall profit participation. These fees may be divided further, depending on other funding sources.

The Company's Products and/or Services

Product / Service	Description	Current Market
Slated Platform	machine-learning-driven marketplace uses data and analytics to automatically match filmmakers and their projects with talent, financing, sales, and distribution	producers, writers, directors, actors, sales agents and distributors

Competition

A number of investment platforms serve the entertainment industry, such as Kickstarter, Indiegogo and Seed&Spark, but provide only crowdfunding donations as a means of financing. Other screenplay discovery marketplaces exist, such as The Black List and Coverfly, as do project workflow tools such as Cinelytic. However, none of the foregoing currently focus on the process of packaging, financing, and distributing a film to the extent Slated does.

	slated film packaging, financing, and distribution marketplace	Crowdfunding Kickstarter, Indiegogo, Seed&Spark	The Black List (blcklst.com) Screenplay discovery & survey	Cinelytic (cinelytic.com) Studio slate analytics & workflow	Status Quo How content is traditionally financed and produced
Free membership and project hosting	✓	✓	⊘	⊘	⊘
Analysis					
Team	✓	⊘	⊘	✓	⊘
Script	✓	⊘	✓	⊘	⊘
Screening	✓	⊘	⊘	⊘	⊘
Financial	✓	⊘	⊘	✓	⊘
Packaging					
Access to talent	✓	⊘	⊘	⊘	✓
Auto-matching	✓	⊘	⊘	⊘	⊘
Financing					
Indie projects	✓	✓	⊘	⊘	⊘
Studio Co-fi	✓	⊘	⊘	⊘	✓
Sales & Distribution	✓	⊘	⊘	⊘	✓

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Producers, writers, directors, actors, sales agents and distributors.

Supply Chain

Not applicable - as an online marketplace, Slated provides no physical goods and does not rely on third party vendors to assemble or provide any elements of its services.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
4655730	FILMONOMICS	Services	April 15, 2014	December 16, 2014	U.S
1669072	SLATED	Services	August 21, 2014	April 16, 2015	Australia
1231673	SLATED	Services	August 21, 2014	November 5, 2015	China
011783107	SLATED	Services	April 30, 2013	September 24, 2013	E.U.
1231673	SLATED	Services	August 21, 2014	February 26, 2019	India
1231673	SLATED	Services	August 21, 2014	August 21, 2014	International Bureau (WIPO)
1231673	SLATED	Services	August 21, 2014	October 1, 2015	Japan
1231673	SLATED	Services	August 21, 2014	December 17, 2015	Russian Federation
4037200	SLATED	Services	July 7, 2010	October 11, 2011	U.S.
4655766	SLATED	Services	April 22, 2014	December 16, 2014	U.S.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$300,000
New Hires	20%	$5,000	20%	$1,000,000
IP Development	20%	$5,000	20%	$1,000,000
Ops & Distribution	20%	$5,000	20%	$1,000,000
Capital Reserves	34%	$8,500	34%	$1,700,000
Total	**100%**	**$25,000**	**100%**	**$5,000,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

With this current round of funding, Slated is seeking to invest in key personnel, tech development, operations, and strengthening our reserve capital. We envision our platform facilitating the release of thousands of successful films in the coming years.

Planned expansions to the Slated platform will increase our support for new types of content. This includes adding team, script, and financial scores for feature documentaries, as well as digital and TV series.

Slated also sees the growth of our platform and community as an opportunity to bring valuable collaborative assets to our studio partners.

New Hires (20%): The Company will use approximately 20% of the proceeds from the Offering to hire new personnel to facilitate growth of the business.

IP Development (20%): The Company intends to use about 20% of the proceeds from the Offering to develop new intellectual property to accelerate scaling of the business.

Ops and Distribution (20%): Approximately 20% of the proceeds from the Offering will be used for operations and distribution of content.

Capital reserves (34%): Approximately 34% of the proceeds from the Offering will be used capital reserves as needed for operations.

The Company does not intend to use any proceeds from the Offering to paydown any principal or accrued interest on the bridge loans or convertible notes of our Co-Founder and Executive Chairman, Stephen Paternot (or his affiliates).


Deployed Today
Purpose-built managed marketplace & data analytics platform
Data collection infrastructure for automated people & team scoring
Screenplay analysis & script scoring (acquired, fully integrated)
ML financial projection model & financial scoring (acquired, fully integrated)
Automated opportunity matchmaking
Expand Team, Script, & Financial Scores
Feature documentaries
Scripted digital/TV series
Unscripted digital/TV series & specials
Workflow integrations with studio partners
Enhancing their internal development & packaging operations
Rights sales matching & license management
Revenue tracking & collection
Transaction engine to streamline capital deployment & collections
New Investment

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Officers and Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Tim Wesley	Chief Executive Officer, and Director	CEO of Slated since July 2020 to present, responsible for the day-to-day management of the business and operations as the chief executive. From 2013 to July 2020, he served as Managing Director of Milestone Media, a management consulting firm, where he was responsible for the day-to-day management of the business and operations including on advising C-level executives, for media and entertainment multinational large public/private companies as well as startups in the areas of strategy, distribution, content, corporate/business development, finance, product and technology with a concentrated focus on direct to consumer transactional/subscription streaming services on a worldwide basis.	University of Southern California, MBA
Stephan Paternot	Co-Founder and Chairman of the Board	Co-Founder and Executive Chairman at the Company since the Company's formation in 2009, providing general oversight as a director.	Cornell University, BSE
Michael Joe	Director	At Slated, he provides general oversight services as a director, and he is the President of MJ Media Consulting, LLC, 2017-present, which provides consulting services for media and entertainment companies where he provides day-to-day management of the business and operations.	Stanford University, B.A.
Yair Landau	Director	At Slated, he provides general oversight services as a director, and he was a Producer and Director from 2008-2020 of Mass Animation, LLC, a crowdsourced animation production studio that used social media to connect with artists around the world (the world's first crowdsourced creativity platform of any scale), where he produced and directed the creation of content.	Stanford University, MBA
David Wertheimer	Director	At Slated, he provides general oversight services as a director, and he was President from December 2011 to August 2019 of Fox Networks Group, where he was responsible for subscription, direct-to-consumer (D2C) and ad-supported digital video products (apps and websites) for FOX Networks Digital Consumer Group and oversaw approximately 45 digital video apps and sites for Fox Sports (national and Regional Sports Networks (RSNs), FOX, FX, Nat Geo.	Duke University, BS

Biographical Information

Tim Wesley: Prior to Slated, Wesley developed and launched AMC Theatres' new On Demand digital streaming service. He has over 20 years' experience on both the business and creative sides of the industry as well as developing, building, and managing technology-based, digital consumer-facing, On Demand, free, transactional, and subscription products. Prior to AMC, he spent four years as a digital executive at Redbox, leading their digital streaming initiatives and ultimately becoming GM of Redbox On Demand. A MBA and BSBA grad of the USC Marshall School of Business, Wesley's prior work experience includes being Head of Content Business Development and Acquisitions for Dish Digital, COO/CFO of Ripe Digital Entertainment, COO/CFO of Maverick Films/Television with an early start in the industry in finance/business Development at Sony Pictures and Paramount Pictures.

Stephan Paternot: Co-Founder and Executive Chairman Stephan Paternot led Slated as CEO from 2014 to 2020. Paternot co-founded film production and financing company PalmStar, as well as the internet's first social network, theglobe.com. The latter company made history during its IPO, posting the largest first-day gains ever recorded, with a valuation of over $1B.

Michael Joe: Joe most recently served as COO of STXfilms, the groundbreaking, talent-driven studio. Prior to STX, he served Relativity Media as President, where he led the company's efforts to become a domestic film distribution company across theatrical, home entertainment, and on-demand platforms. Joe began his career at Universal, where he started in the corporate development group at Universal Studios, and eventually rose to Executive Vice President of Universal Pictures. During his 11 years at Universal Pictures, he was responsible for business development, strategy, film financing, digital distribution, and Universal's international production business. Joe currently advises independent content production companies on strategy, financing, business planning, distribution and operations matters.

Yair Landau: Landau's 17-year run at Sony culminated in his serving as Vice Chairman of Sony Pictures Entertainment and President of Sony Pictures Digital Entertainment (SPDE). At SPDE he led the formation of Sony Pictures Animation, supervising production of Oscar-winning films. As head of Sony Pictures Corporate Development, he was responsible for securing the underlying rights to the Spider-Man franchise and launching Sony Entertainment Television in India. He currently serves on the board of Mainline.GG and is the founder of Mass Animation.

David Wertheimer: Wertheimer most recently served as President, Digital Products at FOX Networks Digital Consumer Group, where he was responsible for the consumer facing products for FOX networks – FOX Sports, FOX, FX, and NatGeo. Having founded his first company at 15, Wertheimer worked for Steve Jobs for over five years, and became the first President of the Digital Entertainment division at Paramount Pictures.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 17,881,268 shares of common stock, par value $0.0001 per share (the "**Common Stock**"), 4,445,186 shares of Seed A Preferred Stock, par value $0.0001 per share (the "**Seed A Preferred Stock**"), 2,342,086 shares of Seed B Preferred Stock, par value $0.0001 per share (the "**Seed B Preferred Stock**") and 2,405,847 shares of Seed C Preferred Stock, par value $0.0001 per share (the "**Seed C Preferred Stock**", and together with the Seed A Preferred Stock and the Seed B Preferred Stock, the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 3,588,148 shares of Common Stock, 4,445,186 shares of Seed A Preferred Stock, 2,342,079 shares of Seed B Preferred Stock and 2,405,846 shares of Seed C Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	3,588,148
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	12.55%

Type	Convertible Seed A Preferred Stock
Amount Outstanding	4,445,186
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	**Liquidation Preference:** In the event of a certain Liquidation, after payment of all preferential amounts required to be paid to the holders of shares of Seed C Preferred Stock, the holders of shares of Seed A Preferred Stock and Seed B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, on a pari passu basis, an amount per share equal to: (i) a certain Seed A Original Issue Price, plus any dividends declared but unpaid thereon ("Series A Liquidation Amount"), and (ii) a certain Seed B Original Issue Price, plus any dividends declared but unpaid thereon ("Seed B Liquidation Amount"). **Dividend**: Holders of Seed A Preferred Stock shall receive an amount at least equal to that dividend per share of Seed A Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all such shares of such class or series had been converted into Common Stock and (B) the number of shares of

	Common Stock issuable upon conversion of a share of Seed A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Preferred Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	15.54%

Type	Convertible Seed B Preferred Stock
Amount Outstanding	2,342,079
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	The Corporation shall issue additional shares of Seed B Preferred Stock and Seed C Preferred Stock, for no additional consideration, to the holders of Seed B Preferred Stock and Seed C Preferred Stock, respectively, if the Corporation issues shares of preferred stock for a price per share that is less than $1.6799 (as adjusted for any stock splits. reverse stock splits or recapitalizations) in the next round of equity financing completed after Seed C Preferred Stock financing, which "next round of equity financing means" the first round of equity financing completed after the Seed C Preferred Stock financing that results in total proceeds to the Corporation of not less than $500,000.
Other Rights	**Liquidation Preference:** In the event of a certain Liquidation, after payment of all preferential amounts required to be paid to the holders of shares of Seed C Preferred Stock, the holders of shares of Seed A Preferred Stock and Seed B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, on a pari passu basis, an amount per share equal to: (i) a certain Seed A Original Issue Price, plus any dividends declared but unpaid thereon ("Series A Liquidation Amount"), and (ii) a certain Seed B Original Issue Price, plus any dividends declared but unpaid thereon ("Seed B Liquidation Amount").
	Dividend: Holders of Seed B Preferred Stock shall receive an amount at least equal to that dividend per share of Seed B Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all such shares of such class or series had been converted into Common Stock and (B) the number of shares of

	Common Stock issuable upon conversion of a share of Seed B Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Preferred Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	8.19%

Type	Convertible Seed C Preferred Stock
Amount Outstanding	2,405,846
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	The Corporation shall issue additional shares of Seed B Preferred Stock and Seed C Preferred Stock, for no additional consideration, to the holders of Seed B Preferred Stock and Seed C Preferred Stock, respectively, if the Corporation issues shares of preferred stock for a price per share that is less than $1.6799 (as adjusted for any stock splits. reverse stock splits or recapitalizations) in the next round of equity financing completed after Seed C Preferred Stock financing, which "next round of equity financing means" the first round of equity financing completed after the Seed C Preferred Stock financing that results in total proceeds to the Corporation of not less than $500,000.
Other Rights	**Liquidation Preference**: In the event of any voluntary or involuntary Liquidation, dissolution or winding up of the Corporation ("Liquidation"), the holders of shares of Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Seed A Preferred Stock, Seed B Preferred Stock or Common Stock by reason of their ownership thereof, an amount per share equal to the certain Seed C Original Issue Price, plus any dividends declared but unpaid thereon ("Seed C Liquidation Amount"). **Dividend**: Holders of Seed C Preferred Stock shall receive an amount at least equal to that dividend per share of Seed C Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all such shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Seed C Preferred Stock, in each case calculated on the record date for determination of holders entitled to

receive such dividend.

Anti-Dilution Protection: The Corporation shall issue additional shares of Seed B Preferred Stock and Seed C Preferred Stock, for no additional consideration, to the holders of Seed B Preferred Stock and Seed C Preferred Stock, respectively, if the Corporation issues shares of preferred stock for a price per share that is less than $1.6799 (as adjusted for any stock splits. reverse stock splits or recapitalizations) in the next round of equity financing completed after Seed C Preferred Stock financing, which "next round of equity financing means" the first round of equity financing completed after the Seed C Preferred Stock financing that results in total proceeds to the Corporation of not less than $500,000.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Preferred Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	8.41%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Warrants
Amount Outstanding	4,125,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The warrants are exercisable at $0.25 per share and are able to be exercised only after the convertible notes have been exercised. The warrants expire simultaneously with the termination of the convertible notes payable.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more warrants which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	14.42%

Type	Convertible Notes
Face Value / Outstanding	$8,250,000
Outstanding Principal Plus Accrued Interest	$9,233,756.83 (as of 6/30/22)
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Convertible Notes Payable bear annual interest at

the rates of from 2% to 5% with a weighted average blended interest rate of 2.26% per annum. The Convertible Notes Payable are due September 3, 2022. Accrued interest, compounded annually, as of December 31, 2021 and 2020 are $974,364 and $766,587 respectively.

Pursuant to the Convertible Note Indentures, the notes are either convertible upon the Company's equity financing event or corporate transaction. If the notes are converted, the conversion price is the lesser of $1.40 per share (the original price of $2.00 per note with a discount of 30% due to the time that the notes have been outstanding) of the equity securities sold during the equity raising transaction.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Convertible Notes which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	23.06%*

*Assuming conversion at $44,000,000 valuation cap at Maximum Offering Amount.

Type	Equity Incentive Plan
Number of shares Authorized / Outstanding	5,300,000 / 4,319,066
Voting Rights	For options granted under the plan, no right to vote exists until exercise of the option. For restricted shares granted under the plan, the holder may exercise full voting rights with respect to those shares unless otherwise provided in its award agreement.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may increase its reserved number of shares in the pool, which would dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	17.83%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Bridge Loans		
Amount Outstanding	$3,490,000		
Description of Collateral	n/a		
Interest Rate and Amortization Schedule	**Date**	**Amount**	**Percentage**
Other Material Terms	1/13/2021	$200,000	6.50%
	2/16/2021	$100,000	7.00%
Maturity Date	3/3/2021	$100,000	7.50%
	3/11/2021	$200,000	8.00%
Date Entered Into	4/13/2021	$200,000	8.50%

5/14/2021	$200,000	9.00%
6/14/2021	$200,000	9.50%
7/12/2021	$200,000	10.00%
8/18/2021	$200,000	10.00%
9/28/2021	$200,000	10.00%
10/13/2021	$200,000	10.00%
11/18/2021	$200,000	10.00%
12/17/2021	$200,000	10.00%
1/18/2022	$200,000	10.00%
2/21/2022	$200,000	10.00%
3/21/2022	$200,000	10.00%
4/22/2022	$340,000	10.00%
6/2/2022	$150,000	10.00%

Type	Accounts Payable and Accrued Expenses
Amount Outstanding	$156,355
Interest Rate and Amortization Schedule	n/a
Description of Collateral	n/a
Other Material Terms	n/a
Maturity Date	n/a
Date Entered Into	Various

Ownership

The Company has no beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of June 30, 2022 the Company had an aggregate of approximately $24,413 in cash and cash equivalents, leaving the Company with approximately 2 months of runway, provided, however, that our Co-Founder and Executive Chairman, Stephen Paternot, intends to continue contributing working capital to the Company on an as-needed basis during the Offering. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy. For the avoidance of any doubt, the Company does not intend to use any proceeds from the Offering to paydown any principal or accrued interest on the bridge loans or convertible notes of our Co-Founder and Executive Chairman, Stephen Paternot (or his affiliates).

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering and the ongoing contributions of working capital on an as-need basis during the Offering from our Co-Founder and Executive Chairman, Stephen Paternot.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$1,955.58	391,116	General Corporate	3/20/2019	Section 4(a)(2)
Convertible Note	$1,000,000	1	General Corporate	5/21/2019	Section 4(a)(2)
Seed A Preferred Stock	$151,111.20	377,778	General Corporate	10/22/2019	Section 4(a)(2)
Seed B Preferred Stock	$4,980.68	6,074	General Corporate	10/22/2019	Section 4(a)(2)

Incentive Stock Options	$0.00	170,000	n/a	9/17/2019 - 11/14/2019	Rule 701
Nonqualified Stock Options	$0.00	64,400	n/a	2/14/2019 – 10/31/2019	Rule 701
Seed C Preferred Stock	$489,177.26	414,557	General Corporate	10/29/2020	Section 4(a)(2)
Common Stock (Option Exercises)	$10,000	200,000	General Corporate	04/20/2022 – 05/06/2022	Rule 701

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: From January 2021 up through June 2, 2022, Stephan Paternot and/or his affiliates entered into a bridge loan with the Company under which he loaned $3,900,000 to the Company with interest rates ranging from 6.5% to 10%.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such

investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.slated.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ *Timothy A. Wesley*

(Signature)

Tim Wesley

(Name)

Chief Executive Officer

(Title)

July 25, 2022

(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/

(Signature)

Stephan Paternot

(Name)

Chairman of the Board

(Title)

July 25, 2022

(Date)

/s/ *Timothy A. Wesley*

(Signature)

Tim Wesley

(Name)

Director

(Title)

July 25, 2022

(Date)

/s/ *Michael Joe*
_____
(Signature)

Michael Joe
_____
(Name)

Director
_____
(Title)

July 25, 2022
_____
(Date)

/s/
_____
(Signature)

Yair Landau
_____
(Name)

Director
_____
(Title)

July 25, 2022
_____
(Date)

/s/
_____
(Signature)

David Wertheimer
_____
(Name)

Director
_____
(Title)

July 25, 2022
_____
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

SLATED, INC AND SUBSIDIARIES

(A Delaware Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

SLATED, INC AND SUBSIDIARIES

(A Delaware Corporation)

TABLE OF CONTENTS

December 31, 2021 and 2020

ALAN T. SCHIFFMAN, CPA, PC

Financial Strategists   Business Consultants

1166 Dimock Lane   Naples,   FL   34110

Telephone 239-595-0314;   Fax 239-594-7984

Email: ats@naplescpa.net   Website: alantschiffman.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Slated, Inc and Subsidiaries
New York, NY

We have audited the accompanying consolidated financial statements of Slated, Inc. and Subsidiaries (the Company) which comprise the Balance Sheets as of December 31, 2021 and 2020, and the related Statement of Operations, Changes in Stockholders' Deficit, and Cash Flows for the two years then ended, and the related notes to the financial statements. We did not audit the consolidated financial statements as of December 31, 2020 and for the year then ended. Those consolidated financial statements were audited by other auditors whose report dated December 23, 2021, has been furnished to us, and our opinion insofar as it relates to amounts included for December 31, 2020 and the year then ended, is based solely on the report of the other auditors.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Slated, Inc. and Subsidiaries, as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the period then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are available to be issued. As discussed in Note 10.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the company's ability to continue as a going concern for a reasonable period of time.
- The auditor has not been engaged to communicate key audit matters.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

As discussed in Note 10 certain conditions indicate that the Company may not be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

ALAN T. SCHIFFMAN, CPA, PC
Certified Public Accountants
June 27, 2022

NOTE 1 – NATURE OF OPERATIONS

Slated, Inc. and Subsidiary Companies, (a Delaware corporation) (the Company) was organized on December 17, 2009 as a limited liability company and was converted to a corporation on January 11, 2011. The Company provides on-line filmmakers, talent, financiers, producers and distributors with packaging tools, predictive analytics and quality projects to evaluate the quality of scripts, the strength of the team, audience reaction to the cut and financial potential. Through analysis services, marketplace matching, and executive producer services the Company provides online film packaging, financing, and a distribution marketplace. Revenues are generated by charging for (i) script analysis, (ii) the aforesaid services and (iii) for packaging films to enhance the profits of produced films.

Since inception, the Company has relied upon its shareholders, lenders and investors for funding and cash flow to pay for operating expenses. (See discussions below). For the period from December 17, 2009, (inception) to December 31, 2021, the Company has generated losses aggregating $19,435,168. These matters do raise concern about the Company's ability to continue as a going concern (see Note 10). During the next twelve months, the Company intends to fund its operations with funding from a campaign to sell Simple Agreements for Future Equity ("SAFE instruments") (see Note 11). The Company is in the process of raising additional capital to fund continuing operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Our Business Startups Act ("JOBS Act") as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

The financial statements include forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "projects," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward looking statements are subject to various risks and uncertainties, including those described under the section entitled "Risk Factors" in the Offering Statement on Form C, filed with the Securities and Exchange Commission ("SEC"). Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. The Company does not undertake an obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

(A Delaware Corporation)

Consolidated Balance Sheets

December 31, 2021 and 2020

(See Independent Auditor's Report)

	2021	2020
Assets		
Current assets:		
Cash and cash equivalents	$ 136,905	$ 115,480
Accounts receivable, net	46,337	7,395
Prepaid expenses	35,187	15,217
Accrued revenue	19,400	
Total current assets	237,829	138,092
Fixed Assets		
Property, plant and equipment	24,542	24,542
Accumulated Depreciation	(24,106)	(23,510)
Fixed Assets net	436	1,032
Intangible Assets		
Software development	4,391,875	3,943,093
Goodwill	1,169,631	1,169,631
Accumulated Amortization	(3,541,044)	(2,920,311)
Intangible Assets net	2,020,462	2,192,413
Total assets	$ 2,258,727	$ 2,331,537
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable and accrued expenses	237,717	106,451
Small Business Administration loan		130,152
Total Current Liabilities	237,717	236,603
Long term liabilities		
Convertible notes	8,250,000	8,250,000
Convertible notes - accrued interest	974,364	740,587
Bridge loan	4,600,000	2,200,000
Bridge loan - accrued interest	283,194	72,562
Total Long term liabilities	14,107,558	11,263,149
Total Liabilities	14,345,275	11,499,752
Stockholders' equity (deficiency)		
Convertible Preferred stock:		
Seed A- $0.0001 par value, 4,445,186 shares authorized, 4,445,186 issued and outstanding	445	445
Seed B - $0.0001 par value, 2,342,086 shares authorized, 2,342,079 issued and outstanding	234	234
Seed C - $0.0001 par value, 2,405,847 shares authorized, 2,405,846 issued and outstanding	241	241
Common stock, $0.0001 par value, 17,881,268 shares authorized, 3,388,148 shares issued and outstanding as of December 31, 2021	339	339
Additional paid-in capital	7,347,361	7,347,361
Retained Earnings (deficit)	(19,435,168)	(16,516,835)
	(12,086,548)	(9,168,215)
Total	$ 2,258,727	$ 2,331,537

See accompanying notes to financial statements

Consolidated Statements of Operations
For the Years Ended December 31, 2021 and 2020
(See Independent Auditor's Report)

	2021	2020
Revenues		
Product Sales	$ 57,575	$ 38,525
Distribution fees	21,600	-
Slated Marketplace fees	8,420	-
Analysis fee	326,159	181,927
Refunds	(9,857)	(4,643)
Total revenues	403,897	215,809
Cost of Goods Sold		
IT Infrastructure	163,057	135,821
Tech Dev Resouces	29,440	24,446
Hosting	241	4,934
Merchant fees	11,124	5,529
Reader fee	199,118	137,774
Total Cost of sales	402,980	308,504
Gross profit (loss)	917	(92,695)
Operating Expenses		
Advertising and marketing expenses	54,656	23,341
General and Administrative expenses		
Accounting	130,037	12,920
Bank charges	425	402
Bonuses	62,194	38,846
Contractors	112,196	139,811
Consulting	528,550	388,719
Content	900	-
Dues & Subscriptions	2,959	2,803
Employee Benefits	99,685	94,323
Filing fees	15,345	7,668
Gifts	2,973	411
Insurance - Worker's comp	2,956	4,117
Insurance	4,247	3,418
Legal fees	82,817	41,126
Meals and entertainment	12,424	7,014
Office Expenses	61,372	52,673
Payroll processing fees	1,146	1,098
Public relation	1,399	17,350
Repairs & maintenance	-	2,120
Recruiting	565	20,282
Salaries & wages	769,132	482,087
Taxes - payroll	59,591	50,737
Taxes and licenses	450	1,650
Travel	3,746	10,569
Total operating expenses	2,009,765	1,403,485
Other (income) expenses		
Interest (income)	(12)	(3,036)
PPP loan forgiveness	(130,152)	-
Amortization	620,733	618,103
Depreciation	596	281
Interest expense - Convertible note loan	207,689	202,316
Interest expense - Bridge loan	210,630	67,630
Unrealized gain/loss		1,785
Indiepix		6,221
Total	909,485	893,300
Net income (loss)	$ (2,918,333)	$ (2,389,480)

SLATED, INC AND SUBSIDIARIES

(A Delaware Corporation)

Consolidated Statement of Shareholders' Equity

For the two years ended December 31, 2021 and 2020

(See Independent Auditor's Report)

reholder's Equity	Common Stock		Convertible Seed A Preferred Stock		Convertible Seed B Preferred Stock		Convertible seed C Preferred Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total
	Shares	Par	Shares	Par	Shares	Par	Shares	Par			
nce, December 31, 2019	3,388,148	$ 339	4,445,186	$ 445	2,342,079	$ 234	2,405,846	$ 241	$ 7,347,361	$ (14,127,355)	$ (6,778)
loss										(2,389,480)	$ (2,389)
nce as of December 31, 2020	3,388,148	339	4,445,186	445	2,342,079	234	2,405,846	241	7,347,361	(16,516,835)	(9,168)
loss										(2,918,333)	$ (2,918)
nce, December 31, 2021	3,388,148	$ 339	4,445,186	$ 445	2,342,079	$ 234	2,405,846	$ 241	$ 7,347,361	$ (19,435,168)	$ (12,086)

See accompanying notes to financial statements

(3)

SLATED, INC AND SUBSIDIARIES

(A Delaware Corporation)
Consolidated Statement of Cash Flows
For the Years ended December 31, 2021 and 2020

	2021	2020
Cash Flow From Operating Activities		
Net income (loss)	$ (2,918,333)	$ (2,389,480)
Depreciation/Amortization	620,733	618,384
Adjustments to reconcile net income to cash provided by operating activities:		
Changes in operating assets and liabilities		
(Increase)Decrease in other assets	(52,224)	1,488
Increase(Decrease) in accrued expenses	448,509	261,842
Increase (Decrease) in accounts payable	101,080	(28,493)
Net cash provided by (utilized in) operating activities	(1,800,235)	(1,536,259)
Cash flow (absorbed in) from Investing activities		
Increase in intangible assets	(448,187)	(600,027)
Decrease (increase) in deferred assets		
	(448,187)	(600,027)
Financing Activities		
Proceeds from convertible note payable net		
Repayment of loan	(130,152)	
Proceeds from loan payable net	2,400,000	1,330,152
	2,269,848	1,330,152
Net cash used in financing activities	-	-
Net (decrease)/increase in cash and cash equival	21,426	(806,134)
Cash and cash equivalents, beginning of year	115,480	921,614
Cash and cash equivalents, end of period	$ 136,906	$ 115,480

See accompanying notes to financial statements

(4)

During May, 2022, the Company plans on launching a Regulation Crowdfunding pursuant to the Securities Act of up to $5,000,000 of SAFE instruments. The minimum raise was set at $25,000 and the maximum up to $5,000,000. Funds will be made available to the Company on a rolling close basis once the Company raises a minimum of $25,000 ("Minimum Offering"). The Company intends to use the net proceeds to fund the ongoing research and development of its technology, hire new personnel and for working capital and general corporate operating purposes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements include information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Principles of Consolidation

The financial statements include the accounts of Slated, Inc., Slated Analytics LLC and Slated Advisors, Inc. ("the Company"). Intercompany accounts and transactions have been eliminated in consolidation.

The Company accounts for its business acquisitions under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 805, Business Combinations (ASC 805). The total cost of acquisitions is allocated to the underlying identifiable net assets based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021, the Company had $136,905 of cash on hand.

Receivables and Credit Policy

Trade accounts receivables are recorded at the estimated collectable amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable do not bear interest under normal trade terms. In certain instances, the Company may obtain a down payment ahead of providing goods or services to its customers.

The Company, by policy, will routinely assesses the financial strength of its customer. Therefore, management of the Company believes that its accounts receivable credit risk exposure will be limited and does not expect significant write-downs in its accounts receivable balances. As of December 31, 2021 and 2020, the Company had accounts receivable of $46,337.

Accrued revenue in the amount of $19,400 as of December 31, 2021, is related to a distribution fee which was invoiced in January 2022.

Property, Equipment and Depreciation

Property and equipment is stated at cost. Depreciation of property and equipment is charged to income using the straight line method over the estimated useful lives of the respective assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the remaining lease term or the estimated useful lives of the assets. The Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances have development that warrant revision of the estimated benefit period. At December 31, 2021, management believes that no impairment of the property and equipment exists.

Expenditures for repairs and maintenance are charged to expense as incurred. Major renewals and betterments which significantly extend the useful lives are capitalized. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is accounted for in the statement of operations.

Costs of Computer Software

In accordance with FASB ASC 350, Internal-Use Software, the Company capitalizes the costs of purchased or internally developed software for internal use, as well as costs incurred to design, develop, test and implement enhancements to their software. These have an estimated useful life of five years.

Intangible Assets

Costs related to the development of the platform are capitalized and amortized on a straight-line basis over their useful life. Patents will be amortized on a straight-line basis over the remaining life of the patent (twenty years or less), commencing when the patent is approved and placed in service. Trademarks and domain names have an indefinite useful life and are therefore not subject to amortization.

Goodwill

Goodwill represents the excess purchase price paid by the Company over the fair value of identifiable assets net of liabilities resulting from the purchase of a business assets and liabilities. The Company has adopted ASU 2014-02, Intangibles, Goodwill and Other (Topic 350): Accounting for Goodwill (ASU 2014-02). As per the accounting alternative in ASU 2014-02 for subsequent measurement of goodwill, the Company amortizes its goodwill over a period of ten years on a straight-line basis. further, the Company has elected to test goodwill for impairment at the reporting level. The Company adopted Accounting Standards Update (ASU 2021-03, Topic Intangibles-Goodwill and other: Accounting Alternative for Evaluating Trigger Events. The Company tests goodwill for impairment when an event occurs that causes goodwill to be impaired as of the end of the financial period. The Company first assesses qualitative factors to determine whether the quantitative impairment test is necessary.

If the qualitative assessment indicates that it is more likely than not that goodwill is impaired, the Company will perform the quantitative test to compare the fair value of the reposting unit with the carrying amount, including goodwill of the reporting unit. If the qualitative assessment indicated that it is not more likely than not that goodwill is impaired, further testing is unnecessary. The goodwill impairment loss, if any is calculated as the excess of the carrying amount of the reporting unit over the fair value of the reporting unit. Based upon such analysis, the Company believes that no impairment charges were required for the years ended December 31, 2021 and 2020.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the year ended December 31, 2021.

Internally developed software to be sold, leased or marketed

In accordance with ASC 985-20, all costs incurred to establish technological feasibility of software to be sold, leased or otherwise marketed are expensed when incurred.

Technical feasibility is established when the entity has completed all planning, designing, coding and testing necessary to determine that the product will meet its design specifications, including functions, features, and technical performance specifications. Once technical feasibility has been established, subsequent costs should be capitalized until the software begins to be marketed. As of December 31, 2021, the Company has capitalized costs related to internally developed platform totaling $3,943,092 in 2021 and 2020.

Reach and development

The company continues to evaluate its research and development activities against the guidance in ASC 730-10, Research and Development and capitalizes development expenditures.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is taxed as a corporation for federal and state income tax purposes and, the results of operations are reported on the income tax returns. Accordingly, the financial statements reflect provision for federal and state income taxes for the year ended December 31, 2021

Accounting principles generally accepted in the United States of America require evaluation of the tax provisions taken or expected to be taken in the course of preparing the Company's tax returns, if any, to determine whether the tax positions are more likely than not of being sustained upon examination by the applicable taxing authorities, based on the technical merits of the tax positions, and then recognizing the tax benefit that is more likely than not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements of the Company.

The Company's federal and state income tax returns for the years subsequent to 2009 remain subject to examination by the relevant taxing authorities.

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero.

Revenue Recognition

On January 1, 2019, the Company early adopted ASU No. 2014-09. Revenue from Contracts with Customers (Topic 606), as amended ("ASC 606"), using the modified retrospective method applied to contracts which were not completed as of that date. The core principle of ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASC 606 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under previous accounting principles generally accepted in US GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.

The adoption of ASC 606 did not have a material impact on the Company's consolidated financial statements as of the date of adoption, as a result a cumulative-effect adjustment was not required.

The Company recognizes revenue primarily when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured, any losses on contracts are recognized immediately.

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. A receivable is recorded when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied..

There was no revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods.

Stock-based compensation

In June 2018, FASB amended *ASU No. 2018-07, Compensation – Stock Compensation*, to expand the scope of *Topic 718, Compensation – Stock Compensation*, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The Company has adopted the provisions of ASU No. 2018-07. Refer to the Note 8 for more information.

The Company accounts for stock-based compensation under the provisions of FASB ASC 718. The Company recognizes expense for non-employee restricted stock awards in the same period(s) and in the same manner as though the entity had paid cash for the underlying services provided. Accordingly, the Company recognizes the cost of non-employee restricted share awards during the period when the underlying services are received or performed by the non-employee.

Compensation expense for non-employee restricted stock awards is measured based on the estimated fair value of the underlying award as of the date of grant. The Company reviews restricted stock awards on an award-by-award basis to determine if vesting of the award pertains to a service or performance condition. As such, compensation cost is recognized (1) on the date of grant for restricted share awards with no future service or performance condition, (2) at the time when the underlying service has been performed or rendered, or (3) on a straight-line basis over the defined service period. The Company accounts for forfeitures as they occur.

Cost of products sold

Cost of products sold is primarily comprised of the direct IT infrastructure, tech resources, merchant fees and materials and other fees related to end-use consumers.

Advertising and marketing expenses

The Company expenses advertising and marketing costs as they are incurred. Such costs approximated $54,656 and $ 23,341 respectively, for the years ended December 31, 2021, and 2020.

NOTE 3 - INTANGIBLE ASSETS

As of December 31, 2021 and 2020, the intangible assets include the following: development costs, goodwill, start-up costs as follows:

		2021	2020
Software development cost	(a)	$4,391,875	$3,943,093
Goodwill	(b)	$1,169,631	$1,169,631
Accumulated amortization		($3,541,044)	($2,920,311)
Intangible assets net		**$ 2,020,462**	**$2,192,413**

The intangible assets are being amortized over the estimated economic and useful life of each asset.

(a) Accumulated amortization of the software development costs will be $476,030 for the year 2022; $377,216, for the year 2023, $250,574 for the year 2024 and $126,405 for the year 2025.
(b) Management evaluates the current fair value of the goodwill and believes that the value is fairly stated.

NOTE 4 – LONG TERM LIABILITES

Convertible notes payable:

As of December 31, 2021 and 2020, the Company owes $8,250,000 pursuant to outstanding Convertible Notes Payable. The Convertible Notes Payable bear annual interest at the rates of from 2% to 5% with a weighted average blended interest rate of 2.26% per annum. The Convertible Notes Payable are due September 3, 2022. Accrued interest, compounded annually, as of December 31, 2021 and 2020 are $974,364 and $766,587 respectively.

Pursuant to the Convertible Note Indentures, the notes are either convertible upon the Company's equity financing event or corporate transaction. If the notes are converted, the conversion price is the lesser of $1.40 per share (the original price of $2.00 per note with a discount of 30% due to the time that the notes have been outstanding) of the equity securities sold during the equity raising transaction.

In addition to the convertible note obligations of the Company, the holder of the convertible notes are entitled to warrants for the purchase of common shares of the Company. Warrants outstanding to purchase common shares of the Company total 4,125,000. The applicable warrants should be accounted for as a liability in accordance with ASC 470-20. However, due to the unlikelihood of a execution of the warrants, management has not determined the amount of the liability. The warrants are exercisable at $0.25 per share and are able to be exercised only after the convertible notes have been exercised. The warrants expire simultaneously with the termination of the convertible notes payable.

Increases in the value of the Company and its common stock will cause the value of the potential liability to increase, and such percentage increase in value could be significant compared to the percentage income in the value of the Company's common stock. That notwithstanding, over a period of time management believes that the amount of the liability relative to the value of the common stock will tend to decrease as the time left until expiration of the warrant decreases.

Senior Unsecured Bridge loans, related parties and others:

On November 21, 2019, the Company entered into a note agreement with a related party in the amount of $1,000,000. The note bears interest at the rate of 5% per annum. In November and December 2020, the interest rate was increased to 5.5% and 6% respectively per annum. As of December 31, 2021 and 2020, the Company has outstanding Senior Unsecured Bridge Notes in the amount of $4,600,000 and $2,200,000 plus accrued interest thereon of $283,194 and $72,562 respectively. Currently, the Senior Unsecured Bridge Notes bear interest at rates of up to 10% per annum. Unless earlier repaid or credited under Sections 1(b), (c), (d) and/or (e) of this senior unsecured bridge note, the entire unpaid principal amount, together with accrued interest thereon, and all other sums due under this Bridge Note shall be due and payable in full on February 8, 2024. If there is a Financing after the date of origination of the Senior Unsecured Bridge Note and before the Maturity Date, the entire unpaid principal amount, together with accrued interest thereon, and all other sums due under this Bridge Note shall be due and payable in full. Further, if, prior to the occurrence of a Financing and prior to the Maturity Date, an Extraordinary Event occurs (merger, consolidation or acquisition of the assets of the Company by a third party), the entire unpaid principal amount, together with accrued interest thereon, and all other sums due under this Senior Unsecured Bridge Note shall be due and payable in full. Amounts due under this Bridge Note may be prepaid by Borrower at any time without penalty.

In the sole discretion of Lender, Lender shall be permitted to credit all or any portion of the unpaid principal amount and/or the accrued interest under this Bridge Note towards the exercise price payable by Lender in connection with the exercise of warrants to purchase shares of Borrower's stock. In the event that the amount so credited is less than the aggregate amount of the unpaid principal and accrued interest, the amount credited shall first be applied to accrued interest, and then to unpaid principal. Subject to Sections 1(b)), (c) and (d) above, the net amount of unpaid principal and/or accrued interest after giving effect to such credit shall continue to be due and payable on the Maturity Date.

Notes payable, U.S. Small Business Administration, Payroll Protection Program:

On May 4, 2020, the Company received a loan in the amount of $130,152 under the Payroll Protection Program of the U.S. Small Business Administration (PPP). During 2021, the loan amounting to $130,152, has been forgiven. The forgiveness of the debt is accounted for pursuant to ASC Topic 470, Debt Restructure. Therefore, the non-taxable forgiven loan in the amount of $130,152 is accounted for in the statement of operations as a gain in the amount of $130,152.

NOTE 5- STOCKHOLDERS EQUITY

Pursuant to the Fourth Amended and Restated Certificate of Incorporation of Slated, Inc. dated March 30, 2020, the Board of Directors adopted a resolution to authorize a 2-for-1 forward stock split for each class of stock. Therefore, the Company has the authority to issue 27,074,387 shares of capital stock, (i) 17,881,268 shares of Common Stock, $0.0001 par value per share, (ii) 4,445,186 shares of Convertible Seed A Preferred Stock, $0.0001 par value per share, (iii) 2,342,086 shares of Convertible Seed B Preferred Stock, $0.0001 par value per share, and (iv) 2,405,847 shares of Convertible Seed C Preferred Stock, $0.0001 par value per share.

CONVERTIBLE PREFERRED STOCK

During the period from inception through December 31, 2021 the Company created the aforesaid Convertible Series of A, B and C classes of Preferred Stock (the "Preferred Stock"). As of December 31, 2021 and 2020, the Convertible Preferred Stock Seed A has 4,445,186 shares issued and outstanding, Convertible Preferred Stock Seed B has 2,342,086 shares issued and outstanding and Convertible Preferred Stock Seed C has 2,405,847 shares issued and outstanding. Each of the Convertible Preferred Stock Seed Series A, B and C have identical rights for dividends, voting and conversion to commons stock. The rights attached to the Preferred Stock Seed Series A, B and C are set forth in the Company's Fourth Amended and Restated Certificate of Incorporation dated March 30, 2020. The Preferred Stock is convertible, at the option of the holder, into fully paid shares of common stock pursuant to the Company Certificates of Incorporation.

Holders of the Preferred Stock are entitled to dividends on an as-if-converted basis in the same form as any dividends actually paid on shares of Common Stock.

In the event of a liquidation event, the holders of Preferred Stock are entitled to be paid out of the Company assets available for distribution before Common Stockholders at the greater of i) 1.5 times the original issue price for the Preferred Stock and ii) the amount per share that would have been payable had the Preferred Stock been converted to Common Stock immediately prior to such liquidation event.

The Company applies the accounting standards for distinguishing liabilities from equity when determining the classification and measurement of its preferred stock. Preferred shares subject to mandatory redemption are classified as liability instruments and are measured at fair value. Conditionally redeemable preferred shares (including preferred shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company's control) are classified as temporary equity. At all other times, preferred shares are classified as stockholders' equity.

COMMON STOCK

As of December 31, 2021 and 2020 the Company was authorized to issue the aforesaid shares of common stock. Of the shares of common stock authorized at those dates, all such shares are designated as Voting Common Stock. As of December 31, 2021 and 2020, there were 3,388,148 shares of voting common stock issued and outstanding. The number of shares of common stock may be increased or decreased (but not below the number of shares of Common stock then outstanding) by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote.

The holders of Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The holders of Voting Common Stock are not entitled to cumulative voting rights. The holders of the Non-Voting Stock are not entitled to vote with respect to any actions of the Company.

The Company shall not declare, pay or set aside dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount equal to the dividend per share of Preferred Stock as would equal the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock.

In the event of the Company's liquidation, dissolution, deemed liquidation event or winding up, after the payment of all preferential amounts required to be paid to the holders of Preferred Stock, the remaining assets of the Company are available for distribution to the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

NOTE 6 - EQUITY INCENTIVE PLAN AND STOCK BASED COMPENSATION

During December 2010, the Board of Directors adopted the Stock Option Plan (the "Plan") which provides for the granting of stock options to employees, directors, consultants and other third parties assisting the Company. Stock options granted under the Plan may be either incentive restricted stock units, (RSO's) stock options ("ISOs) or nonqualified stock options ("NSOs").

As of December 31, 2021, a total of 5,300,000 shares of common stock, were authorized for issuance under the Plan, of which 4,369,066 shares are issued and outstanding and 740,934 shares are available for issuance under the Plan at that date. Stock-based awards forfeited, cancelled, or repurchased generally are returned to the pool of shares of common stock available for issuance under the Plan. Fully vested options amount to 2,624,273 options at an exercise price of from $0.40 to $1.47 having a blended exercise price of $1.14 for all of the the outstanding options. Stock options under the Plan generally expire 10 years from the date of grant, or earlier if services are terminated..

The exercise price of an RSU, ISO and NSO shall not be less than 100% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Company's board of directors. Stock options granted vest over varying terms depending on the nature of the role of and period over which the grantee is providing services to the Company.

The Company records stock-based compensation expense for stock options based on the estimated fair value of the options on the date of the grant using the Black-Scholes option-pricing model.

The absence of a public market for the Company's common stock requires the Company's board of directors to estimate the fair value of its common stock for purposes of granting options and for determining stock-based compensation expense by considering several objective and subjective factors, including contemporaneous third-party valuations, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the rights and preferences of common and preferred stock, and transactions involving the Company's stock. The fair value of the Company's common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted during the years ended December 31, 2021 and 2020 were as follows:

	2021	2020
Expected volatility	100.3% - 108.9%	100.6%– 104.4%
Risk-free interest rate	0.28 % - 1.26%	0.4% – 1.8%
Dividend rate	0%	0%
Expected term (in years)	2.2 – 5.9	5.8 – 6.4

Expected volatility: The Company is not publicly traded, the expected volatility for the Company's stock options was determined by using an average of historical volatilities of selected peers deemed to be comparable to the Company's business corresponding to the expected term of the awards.

Risk-free interest rate: The risk-free interest rate is based on term matching, continuously compounded rates obtained from the US Treasury Constant Maturity yield curve on the valuation date of each award.

Expected dividend yield: The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its common stock.

Expected term: The expected term represents the period these stock awards are expected to remain outstanding. The "Simplified Method" from SAB Topic14 was used to estimate expected life in the absence of robust historical option settlement data. This is computed as the midpoint between the weighted-average time to vest and the time to expiration.

NOTE 7- INCOME TAXES

The Company has filed its income tax returns for the years ended December 31, 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a standard.

Certain timing differences may exist as to the accounting method applied for organization expenses and the development of software application, between capitalizing or expensing such costs. Deferred income taxes may arise as a result of the timing differences.

NOTE 8 – RISKS AND UNCERTAINTIES

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Pending litigation:

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021.

NOTE 10– GOING CONCERN

The Company has adopted the provisions of FASB Accounting Standards Codification Topic 205-40, Presentation of Financial Statements – Going Concern (ASC 205-40). ASC 205-40 requires management to assess an entity's ability to continue as a going concern within one year of the date that the financial statements are issued. In each reporting period an entity is required to assess conditions known and reasonably knowable as of the financial statement issuance date to determine whether it is probable that an entity will not meet its financial obligations within one year from the financial statement issuance date. Substantial doubt about an entity's ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate it is probable that the entity will be unable to meet its financial obligations as they become due within one year after the date the financial statements are issued.

The Company prepares its financial statements on a going concern basis. The Company began operation in 2009. For the period from inception through December 31, 2021, the Company has incurred losses totaling $19,793,716. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 11 – SUBSEQUENT EVENTS

Transactions

Between January 1, 2022 and May 15, 2022, the date these financial were available to be issued, the Company did not incur any material transactions except for selling Bridged Notes in the amount of $1,090,000.

Crowdfund Offering

Crowdfunded Offering
As of February 14, the Company entered into an agreement with OpenDeal Portal LLC d/b/a Republic, and is offering the Company's securities under Section 4(a)(6), Regulation Crowdfunding (Reg CF) of the Securities Act of 1933 (the "Crowdfunded Offering") up to $5,000,000 of simple agreement for future equity. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. See Form C elsewhere herein.

Issuance of Simple Agreement for Future Equity (SAFEs)

In this Offering, the Company will be issuing from $25,000 to $5,000,000 of Simple Agreement for Future Equity Series 2021 ("SAFE"). Upon each future equity financing ("Equity Financing"), of not less than $1,000,000, the Company will notify the investors of the SAFE's. The Company has a discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined in Form C, Exhibit C herein). For rights and obligations of CF Shadow Series, see Form C Exhibit C.

The key terms of the Crowd SAFE instrument are as follows:

SAFE Definitions

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company (i) issues and sells Preferred Stock at a fixed pre-money valuation, and (ii) raises an aggregate of at least $5,000,000 (excluding the conversion of any Safe or other convertible security converting in such Equity Financing).

"Safe Preferred Stock" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price

"Conversion Price" means either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock. Where the Safe Price is a price per share equal to the valuation cap divided by the company capitalization and the Discount Price means the price per share of the standard Preferred Stock sold in the Equity Financing multiplied by the discount rate.

"Liquidity Event" means a change of control or an Initial Public Offering

"Liquidity Price" means the price per share equal to the valuation cap divided by the liquidity capitalization. Where the liquidity capitalization means the number of shares, on an as converted basis outstanding prior to the Liquidity Event excluding shares reserves for the equity incentive plan, the SAFE, other SAFEs and convertible promissory notes

If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "Subsequent Equity Financing"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

The SAFEs may be convertible into common stock, preferred stock or safe preferred stock. Upon an Equity Financing or a conversion event, the number of shares of capital stock to be issued shall be equal to the greater of the valuation cap divided by the fully diluted capitalization price per share of capital stock sold during an Equity Financing ("Conversion Price"). SAFE capital stock are securities identical to those issued in the Equity Financing except that the per share liquidation preference, the initial conversion price, and the dividend rights will be based upon the Conversion Price. See Form C, Exhibit C.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). In addition to a contingent surcharge based upon the need to make certain material changes to the Offering, the Intermediary will be entitled to receive the following fees and commissions:

Offering Fees means (I) all fees incurred by Republic on behalf of the Company, with the Company's prior approval and (II) all Surcharges (as defined) incurred by the Company, for the avoidance of doubt, all fees associated with the use of the Escrow Agent and any credit card processors

Republic Commissions means (I) cash Proceeds equal to 6.0% of the amount raised by the Company from the Successful Offerings, provided inf the Offering requires the Portal to facilitate the creation and maintenance of custodial accounts through Prime Trust, the cash commission shall increase by one percent (1%) and (II) securities interest equal to 2.0% of the total Securities issued as part of such Successful Offering, which securities interest shall be issued pursuant to Section 4(a)(2) of the Act. For clarity, this means that if $100,000 of Securities are sold, Republic is due a $6,000 cash commission and a Securities instrument with a face value of $2,000, under the same terms and conditions as the other Securities sold in the Successful Offering, not 2.0% of the company).

f) ***Surcharges*** means the following fees as incurred by the

i) If the Company experiences a Material change to the Offering which requires the reconfirmation of investment commitments pursuant to Reg CF Rule 304, the Company will pay an additional one thousand dollar ($1,000) fee to Republic for the additional work associated with effecting each such Material change to the Offering

ii) Any edits to the Offering page after the filing of the Form C which are substantial (at the determination of Republic) will incur a charge of five hundred dollars ($500) per change request, provided that no Surcharges will be incurred for the correction of typos made by the Company or errors made by Republic.

Management's Evaluation:

Management has evaluated subsequent events through May 7, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

SLATED, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Slated, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is **30%** for each investor who invests during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $1,000,000.00 USD ("**Early Investors**") and **20%** for each investor who invests during the second tranche of the Offering, which includes all subscriptions from $1,000,000.01 USD to $5,000,000.00 USD ("**Standard Investors**").

The "**Valuation Cap**" is **$40,000,000** for each investor who invests during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $1,000,000.00 USD ("**Early Investors**") and **$44,000,000** for each investor who invests during the second tranche of the Offering, which includes all subscriptions from $1,000,000.01 USD to $5,000,000.00 USD ("**Standard Investors**").

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the

term of this Crowd SAFE without converting the Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of

Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE price or (ii) the Discount Price, whichever results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Los Angeles, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the

Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

SLATED, INC.

By:
Name: Tim Wesley
Title: Chief Executive Officer
Address: 6450 Sunset Boulevard, 1015, Los Angeles, CA, United States
Email: tim@slated.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Slated, Inc. (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion ("**Custodial Conversion**"). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Slated, Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information ("**PII**") in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                 Republic Investment Services LLC

By: By:

Name: Name: Youngro Lee, President

Date: Date:

COMPANY:

SLATED, INC.

By:

Name: Tim Wesley, Chief Executive Officer

Date:

EXHIBIT C

Video Transcript

PITCH VIDEO TRANSCRIPT TO ALL REPUBLIC INVESTORS:

[opening animation of posters like on welcome lander, same music]

Hi, I'm Steph Paternot. Co-founder of Slated.

Since launching 10 years ago, our mission has been to reinvent how Hollywood makes movies by building one of the first, online film packaging, financing, and distribution marketplaces. Our AI driven predictive analytics and matchmaking tools, empower filmmakers, talent, financiers, and distributors to make great movies, and do so <u>much</u> more efficiently than ever before.

Since launch, over a thousand Slated-listed films have been made and released, garnering hundreds of top awards, as well as hundreds of theatrical releases that grossed over half a billion dollars at the box office.

Simply put, our marketplace is really well positioned to supply studios, streamers and ultimately audiences, with quality content, <u>at scale</u>.

And the Hollywood establishment is beginning to take notice…

- *Several domestic distributors are partnering with Slated to release top scoring movies*
- *a multi-billion dollar hedge fund has committed to provide financing to top scoring projects.*
- *And, we're now in active discussions with major studios to bring financing to <u>their</u> film slates*

*Join us on this exciting journey and **become a stakeholder in Slated's future**.*

*Over the coming year we will be expanding our film financing and distribution solutions, and launching our first film fund DAO. Your commitment will allow the **film community to grow and thrive** and keep **supplying the world with great movies**.*

We're excited about this next chapter of our company's growth, and hope you'll join us!

[closing animation]

FOR SLATED FILM INVESTORS (all 1,900)

Subject: Invest in Slated's future. Get bonus perks.

Hi, [first name]. For the first time ever, Slated's members can invest directly into the company, giving our community a chance to **share in our success,** and even get **bonus perks for participating early**.

[Learn more about this opportunity](#)

Since launching 10 years ago, our mission has been to reinvent how Hollywood makes movies by building one of the first online film packaging, financing, and distribution marketplaces. Our AI-driven predictive analytics and matchmaking tools, empower filmmakers, talent, financiers, and distributors to make great movies more efficiently than ever before.

Over a thousand Slated-listed films have been made and released, garnering hundreds of top awards, as well as hundreds of theatrical releases that grossed over half a billion dollars at the box office.

Join us on this exciting journey and **become a stakeholder in Slated's future**.

Take advantage of our **bonus perks**, including **personalized consultations with Slated's Executive Producer team**, **first-look priority to co-invest** in top scoring Slated projects, and even set visits, premiere tickets, and **investor-only Zooms** with me or Tim, our CEO.

Reserve now to guarantee your spot when the fundraising campaign officially launches in the coming weeks.

[RESERVE YOUR ALLOTMENT](#)

Over the coming year we will be expanding our film financing and distribution solutions, and launching our first film fund DAO. Your participation will allow the **independent filmmaker community to grow and thrive** and keep **supplying the world with great content.**

We're excited about this next chapter of our company's growth, and hope you'll join us!

Stephan Paternot

Co-Founder & Executive Chairman

FOR SLATED NON-INVESTORS

Subject: Invest in Slated's future. Get bonus perks.

Hi, [first name]. For the first time ever, Slated's members can invest directly into the company, giving our community a chance to **share in our success,** and even get **bonus perks for participating early**.

[Learn more about this opportunity](#)

Since launching 10 years ago, our mission has been to reinvent how Hollywood makes movies by building one of the first online film packaging, financing, and distribution marketplaces. Our AI-driven predictive analytics and matchmaking tools, empower filmmakers, talent, financiers, and distributors to make great movies more efficiently than ever before.

Over a thousand Slated-listed films have been made and released, garnering hundreds of top awards, as well as hundreds of theatrical releases that grossed over half a billion dollars at the box office.

Join us on this exciting journey and **become a stakeholder in Slated's future**.

Take advantage of our **bonus perks** for filmmakers, including **discounts** on Script, Screening, and Financial Analysis, as well as **personalized consultations** and **ongoing guidance from Slated's Executive Producer team**.

Reserve now to guarantee your spot when the fundraising campaign officially launches in the coming weeks.

[RESERVE YOUR ALLOTMENT](#)

Over the coming year we will be expanding our film financing and distribution solutions, and launching our first film fund DAO. Your participation will allow the **independent filmmaker community to grow and thrive** and keep **supplying the world with great content.**

We're excited about this next chapter of our company's growth, and hope you'll join us!

Stephan Paternot

Co-Founder & Executive Chairman

EXHIBIT D

TTW Material



Company Name

Slated

Logo



Headline

A leading online film packaging, financing, and distribution marketplace

Slides

Tags	25-49 employees, Coming Soon, Power Founders, Information Technology (IT), Video & Streaming, $10M+ raised, Crowd SAFE, Companies, Notable Angel backing, Crypto, Services

Pitch text	

Summary

- Matches filmmakers with talent, financing, sales, and distribution
- AI-driven film performance analytics predicts 80% of "hits" and "misses"
- $560M box office generated from 297 Slated-listed theatrical releases
- $13.5M in contracted fees generated to date
- Multi-billion-$ hedge fund committing financing to top scoring projects
- Partnered with Bleecker Street and Round Table to release top scoring films
- In active discussions with Columbia Pictures, Tristar, Universal & more

Problem

Streaming Wars = Explosive demand for content

The 2021 theatrical and home/mobile entertainment market globally was a record $99.7 billion, +24% vs 2020. Including pay TV, the value increased to a record $328 billion, beating pre-pandemic figures.* As a result, studios and streamers worldwide plan to increase content spend to a record $230 billion in 2022.**

Investing in movies remains one of the more resilient, attractive investment asset classes in the world. However, there are 2 key challenges for investors: early access to deal-flow, and analytics to identify likely "hits".

*Motion Picture Association **Ampere Analysis

2021 Content Spend (billions)



Solution

Slated:
Supplying great
content at scale

Slated is a leading online film packaging, financing and distribution marketplace, well positioned to supply the exploding global demand for great content.



Product

Slated platform advantages

First-look advantage:
Slated's content pipeline

Top talent consistently lists great projects during development. **2,000 new projects** listed annually, **3 years pre-release** on average.

1,400+ Slated-listed films have been released, including 297 theatrical releases grossing over $560M at the box office.

Recent Slated-listed releases include:


FREAKS
"A DARK, THRILLING SCI-FI RIDE"

88%


Adam Sandler
Uncut Gems

91%


"THE SWEETEST DARN FILM OF THE DECADE."
THE PEANUT BUTTER FALCON

95%


Loving Vincent

84%


An Apple Original Film
PALMER

72%


AMAZON ORIGINAL MOVIE
RIZ AHMED OLIVIA COOKE
SOUND OF METAL
COMING SOON TO THEATERS
DEC 4 | prime video

97%


Alfre Woodard
CLEMENCY

91%

30,000 Producers

15,000 Writers

13,000 Directors

8,000 Actors

2,000 Accredited Investors

1,800 Sales Agents & Distributors




62% of 2022 Sundance films
were made by Slated members

90% of 2022 Oscar Best Picture nominated films
were made by Slated members

Analytics Advantage: A.I.-Driven and Predictive of Performance

Slated's proprietary scoring system can identify the most commercially-viable projects based on the track record of the team, the quality of the underlying material, and the project's likelihood of commercial success.

The system provides at-a-glance answers to 5 key questions:

1. Who's in it?
2. Who's making it?
3. How good is the script?
4. Will critics recommend it?
5. Can it make money?



Project Score	83
Likelihood Certified Fresh **80%**	
Script Score	86
Financial Score	87
Team Score	76

Team Score (76)

John Krasinski
Actor (Lead), Director, Writer
(70)

Emily Blunt
Actor (Lead)
(84)

Michael Bay
Producer
(80)

Paramount Pictures
North American Theatrical Distribution
(80)

Script Score (86)

	R1	R2	R3	Avg
Overall	SR	R	C	
Premise	4	5	4	4.3
Originality	5	5	3	4.3
Dialogue	5	4	4	4.3
Structure	5	4	4	4.3
Character	5	4	3	4.0
Logic	4	4	3	3.9
Conflict	5	5	3	4.3
Tone	5	4	4	4.3

Financial Score (87)



■ North America	41M
■ International	27M

■ North America	32.2M
■ International	11.1M

Arbitrage advantage:
Early insights for financiers & distributors

In Slated's analytics forward test of 100+ movies pre-release

- ★ We correctly predicted **80% of both the "hits"** *and* **the "misses"**
- ★ Our synthetic portfolio outperformed market ROI by **2.8X**



👍 Qualified

I, Tonya

Project Score	77
Likelihood Certified Fresh	83%
Team Score	61
Script Score	84
Financial Score	82
Production budget	$11M

ROI x2.74 🍅 **90%**



👍 Qualified

La La Land

Project Score	85
Likelihood Certified Fresh	73%
Team Score	88
Script Score	83
Financial Score	84
Production budget	$30M

ROI x9.45 🍅 **91%**



👎 Not Qualified

Downsizing

Project Score	69
Likelihood Certified Fresh	64%
Team Score	94
Script Score	71
Financial Score	42 ←
Production budget	$68M

ROI x0.01 💥 **47%**



👎 Not Qualified

The Circle

Project Score	70
Likelihood Certified Fresh	39%
Team Score	70
Script Score	70
Financial Score	69 ←
Production budget	$18M

ROI x0.04 💥 **16%**

Traction

Marketplace traction: **Contracted fees growing rapidly**

Slated earns fees for cast, crew, investor, and sales/distribution attachments made "via Slated." Invoicing and collections occur as projects move into production or release.

Customers

Financing & distribution partnerships

Slated is under NDA with financing and distribution companies looking to leverage our A.I. based predictive analytics and deal-flow to finance or distribute film projects with the highest potential ROI.

- Slated is currently in discussions with several multi-billion dollar hedge funds to secure a $50M debt facility to finance the production of top scoring Slated projects.
- Distribution partnerships with Bleecker Street and Round Table to release several top scoring movies per year domestically.
- Slated is in active discussions with major studios to bring $200M+ in financing to their film slates, including:

Business Model

Earning fees by providing value at every stage



more projects submitted
LIST PROJECT
FREE hosting
more Script Analysis
$395 per submission +$100 rush fee
more cast & crew opportunities
packaging fees 1-5% of budget
more Financial Analysis
$995 per submission
more investor opportunities
financing fees 1-5% of budget
2022+ Partnering with production funds
more completed projects
marketplace fees collected at start of production
more Screening Analysis
$495 per submission
more sales & distribution opportunities
distribution fees 3-5% of gross revenues
2022+ Partnering with studios and distributors
more successful releases
distribution fees and profit participation collected after release
increasing speed & scale

Market

Large Addressable Market

- Slated serves the worldwide content market, capitalizing on the ever-expanding content demands of the global consumer

- Currently focused on domestic North American markets, leaving the rest of the world open to expansion opportunities

$8B	Independent film annual production spend
$140B	Total 2022 domestic studio and streamer content spend[1]
$2.6T	Total 2025 value of the global entertainment and media market[2]

[1]Variety, January 2022
[2]PWC, July 2021

Competition

Slated's analytics and marketplace edge

Slated is one of the first end-to-end online film packaging, financing, and distribution marketplaces: efficient, AI/data-driven, and scalable.

	slated — film packaging, financing, and distribution marketplace	Crowdfunding Kickstarter, Indiegogo, Seed&Spark	The Black List (blcklst.com) Screenplay discovery & survey	Cinelytic (cinelytic.com) Studio slate analytics & workflow	Studios How content is traditionally financed and produced
Free membership and project hosting	✅	✅	🚫	🚫	🚫
Analytics					
Team	✅	🚫	🚫	✅	🚫
Script	✅	🚫	✅	🚫	🚫
Screening	✅	🚫	🚫	🚫	🚫
Financial	✅	🚫	🚫	✅	🚫
Packaging					
Access to talent	✅	🚫	🚫	🚫	✅
Auto-matching	✅	🚫	🚫	🚫	🚫
Financing					
Indie projects	✅	✅	🚫	🚫	🚫
Studio Co-fi	✅	🚫	🚫	🚫	✅
Sales & Distribution	✅	🚫	🚫	🚫	✅

Vision And Strategy

Platform development roadmap

Slated's DAO & Web3 roadmap

Streamline and transform the market for content ownership via film fund DAOs



Jonathan Dotan
Founder & CEO of EQTY Lab
Fellow, Stanford's Center for Blockchain Research
Executive Director, The Starling Lab
20+ years in entertainment, data and technology.

 

Slated Film Fund I:
Production capital for studio co-financing

Slated is raising a first-of-its-kind investment fund leveraging its A.I.-based predictive analytics to finance film projects with the highest potential ROI.

Targeted Fund Size	$200M
Minimum Close	$75M
Managers	Michael Joe, Yair Landau & Slated, Inc.
Investment Period	3 yrs + 3 yrs to liquidate fund investments
Management Fees	2% / 20% (with increasing carry at milestones)

Slated is seizing an unprecedented market opportunity:

- Explosive demand for content and capital requirements
- Absence of co-financing institutional capital

- Uniquely favorable studio terms (e.g. reduced fees, low execution risk)
- Streaming platforms acting as backstop to hedge against risk
- Company has engaged advisors BardiCo & HQ Digital (a Digital Currency Group company) to assist raising capital for Slated's Studio Co-fi Fund

The fund will co-invest alongside major studios, independent distributors, and Slated marketplace films.

We are already in active discussions with:



—

Managers greenlight track record

—



Michael Joe

former Chief Operating Officer of STXfilms, Executive Vice President of Universal Pictures, MD Seer Capital Management, President of Elliott Media Investments

 



Yair Landau

former Vice Chairman of Sony Pictures and President of Sony Pictures Digital Entertainment, Partner MK Capital





Tim Wesley

Slated Chief Executive Officer
20+ Years of Business & Creative Entertainment Experience: AMC Theatres, Redbox, DISH/Sling

  

Title	Release Year	Studio	Budget	WWBO	ROI (x)
HUSTLERS	2019	STX Entertainment	$20M	$157M	6.8
A BAD MOMS CHRISTMAS	2017	STX Entertainment	$28M	$131M	3.7
BAD MOMS	2016	STX Entertainment	$20M	$184M	8.2
HOTEL TRANSYLVANIA	2012	Columbia Pictures	$85M	$358M	3.3
LIMITLESS	2011	Relativity Media	$27M	$162M	5.4
DESPICABLE ME	2010	Universal Pictures	$69M	$543M	6.6
MAMMA MIA! THE MOVIE	2008	Universal Pictures	$52M	$611M	11.1
SPIDER-MAN 2	2004	Columbia Pictures	$200M	$789M	3.0
SPIDER-MAN	2002	Columbia Pictures	$139M	$825M	4.8
THE FAST AND THE FURIOUS	2001	Universal Pictures	$38M	$207M	5.1

Funding

Veteran Investors



Barry Silbert

- Founder and CEO of Digital Currency Group (DCG), the world's largest cryptocurrency asset manager with $50B AUM.
- Founder and former CEO of SecondMarket, which sold to Nasdaq in 2015.

- Entrepreneur of the Year by Ernst & Young and Crain's. Fortune's prestigious "40 Under 40" list.



Stephan Paternot

- Co-founder & Executive Chairman of Slated
- Co-founder of PalmStar, a film production and financing company that has produced and financed over 30 films including Hereditary (2018), Collateral Beauty (2016), Sing Street (2016) and John Wick (2014).
- Early investor in Digital Currency Group, SecondMarket, LendingClub, Indiegogo, AngelList.
- Co-founder of theglobe.com, one of the first social networks. In 1998 the company had a record-setting IPO, pushing the company valuation to over $1B.
- Ernst & Young Entrepreneur of the Year
- Author of A Very Public Offering, as featured in National Geographic Television series Valley of the Boom.

Leadership

CEO & Board of Directors

Our leadership team is opening doors at every level of the film industry



Tim Wesley
Chief Executive Officer
20+ Years of Business & Creative
Entertainment Experience


 



Stephan Paternot
Co-Founder & Executive Chairman
20+ years financing & building internet companies
and producing films


P A L M ★ S T A R



Michael Joe
former Chief Operating Officer of STXfilms, Executive
Vice President of Universal Pictures, MD Seer Capital
Management, President of Elliott Media Investments



Yair Landau
former Vice Chairman of Sony Pictures
and President of Sony Pictures
Digital Entertainment

SONY
PICTURES



David Wertheimer
former President of Digital at
Fox Networks Group and President of
Paramount Digital Entertainment

 

Summary

Why invest in Slated today?

1 Large Opportunity

- Slated is positioned to become the next major co-financing firm in entertainment.

- Investment discipline combined with best-in-class predictive analytics will allow Slated to generate superior financial returns.

2 Industry Partner Validation

- A multi-billion dollar hedge fund is committing to finance production of top scoring Slated projects.

- Two domestic distributors are partnering with Slated to release top scoring movies per year.

- Slated is in active discussions with major studios to bring financing to their film slates.

3 Multiple Revenue Streams

- By powering the content supply chain, we create value and earn fees at every stage, from development and packaging through financing, sales, and distribution.

4 Scalability and Innovation

- Slated has created one of the first end-to-end film industry marketplaces: Efficient, AI/data-driven, and scalable.

- Slated has partnered with EQTY Lab, a DAO tooling & services company, to create SEC-compliant film investment vehicles, and help decentralize and tokenize ownership for all participants in the creative stack, alongside investors.

5 World Class Team

- Slated's CEO and superstar Board of Directors are opening doors at every level of the industry, and validating our disruptive business model.

Team

	Mirela G	Backend Engineer
	Dan S	Data Scientist
	Kristina M	Marketing
	Alina P	QA
	Mitchell S	EP Services Manager
	Kris R	Manager of Documentary Films
	Jess H	Social Media Manager
	Ivan B	Frontend Engineer
	Chandler F	Development Assistant
	Thien H	Devops
	Sara S	Accounting

	Sara B	Sr Data Scientist
	Ann Nguyen	Chief Technical Officer
	Greg Gertmenian	Head of Film Development
	Jay Burnley	Head of Film Finance
	Alex N	Head Architect
	Alexander Z	QA Manager/Scrum Master
	Anton L	Backend Engineer
	Chelsea T	VP of Development
	Dima M	Frontend Manager
	+ 32	Reviewers
	Ben S	Marketing Associate

Perks

$1,000	$50 OFF *all* Script, Screening, Financial Analysis and $200 OFF *all* Analysis Bundle purchases for 1 year
$2,500	Perk 1 benefits, and a personalized consultation with a member of Slated's Executive Producer team
$10,000	Perk 1 - 2 benefits, and monthly personalized guidance from Slated's Executive Producer team for 1 year
$25,000	Perk 1- 3 benefits, and first-look priority to co-invest in top scoring projects curated by Slated's Executive Producer team
$50,000	Perk 1 - 4 benefits, and a set visit, and 2 premiere tickets
$100,000	Perk 1 - 5 benefits, and a private zoom with Slated's CEO or Co-Founder

FAQ



Republic

Campaign tools ⌄

Slated

A leading online film packaging, financing, and distribution marketplace



Play

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$329,700

Total reserved



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Reservations

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Highlights

$10M+ raised

Company has previously raised over $10M in capital

25-49 employees

Notable Angel backing

Company is backed by a notable angel investor

Power Founders

Founders previously exited or operated a large business

Add investment summary...

Matches filmmakers with talent, financing, sales, and distribution

AI-driven film performance analytics predicts 80% of "hits" and "misses"

$560M box office generated from 297 Slated-listed theatrical releases

$12.5M in contracted fees generated to date

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Support

Problem


Streaming Wars =
Explosive demand for content


The 2021 theatrical and home/mobile entertainment market globally was a record $99.7 billion, +24% vs 2020. Including pay TV, the value increased to a record $328 billion, beating pre-pandemic figures.* As a result, studios and streamers worldwide plan to increase content spend to a record $230 billion in 2022.**

Investing in movies remains one of the more resilient, attractive investment asset classes in the world. However, there are 2 key challenges for investors: early access to deal-flow, and analytics to identify likely "hits".

*Motion Picture Association **Ampere Analysis

2021 Content Spend (billions)



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Slated:
Supplying great content at scale

Slated is a leading online film packaging, financing and distribution marketplace, well positioned to supply the exploding global demand for great content.



slated
Projects
People
Opportunities
Services
filmonomics
Greenland (2020)
Released
A family struggles for survival in the face of a cataclysmic natural disaster.
Project Score 75
Script Score 77
Financial Score 71
Team Score 75
DISCLOSURES
TEAM
OPPORTUNITIES
SCRIPT
FINANCIAL
UPDATES
Financial Analysis
Assumptions
Outcomes
PROJECT SCORE 75
FINANCIAL SCORE 71
LIKELIHOOD CERTIFIED FRESH 36%
Revenue Projections
Financing
TOTAL PRODUCTION BUDGET
$45M
Fully financed
Equity
Soft money
SEND INTEREST
slated
You have 5 new matches for your interests
Greenland
Peanut Butter Falcon
Sound of Metal
VIEW MATCH

Product

Slated platform advantages

First-look advantage:
Slated's content pipeline

Top talent consistently lists great projects during development. **2,000 new projects** listed annually. **2 years pre**

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Support

Recent Slated-listed releases include:






🍅 88%   🍅 91%   🍅 95%   🍅 84%





🍅 72%   🍅 97%   🍅 91%

30,000	**15,000**	**13,000**	**8,000**	**2,000**	**1,800**
Producers	Writers	Directors	Actors	Accredited Investors	Sales Agents & Distributors




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Analytics Advantage: A.I.-Driven and Predictive of Performance

Slated's proprietary scoring system can identify the most commercially-viable projects based on the track record of the team, the quality of the underlying material, and the project's likelihood of commercial success.

The system provides at-a-glance answers to 5 key questions:

1. Who's in it?
2. Who's making it?
3. How good is the script? →
4. Will critics recommend it?
5. Can it make money?

Project Score	83
Likelihood Certified Fresh 80%	
Script Score	86
Financial Score	87
Team Score	76

Team Score (76)

 **John Krasinski**
Actor (Lead), Director, Writer (70)

 **Emily Blunt**
Actor (Lead) (84)

 **Michael Bay**
Producer (80)

 **Paramount Pictures**
North American Theatrical Distribution (80)

Script Score (86)

	R1	R2	R3	Avg
Overall	SR	R	C	
Premise	4	5	4	4.3
Originality	5	5	3	4.3
Dialogue	5	4	4	4.3
Structure	5	4	4	4.3
Character	5	4	3	4.0
Logic	4	4	3	3.9
Conflict	5	5	3	4.3
Tone	5	4	4	4.3

Financial Score (87)

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Low			High
0.0	21 40 68 95	115	148

($) millions



Low			High
22	28.9 34.5 43 52	57	67

($) millions

■ North America 41M
■ International   27M

■ North America 32.2M
■ International   11.1M

Arbitrage advantage:
Early insights for financiers & distributors

In Slated's analytics forward test of **100+ movies pre-release**

★ We correctly predicted **80% of both the "hits"** *and* the **"misses"**

★ Our synthetic portfolio outperformed market ROI by **2.8X**



👍 Qualified

I, Tonya

Project Score	77
Likelihood Certified Fresh	83%
Team Score	61
Script Score	84
Financial Score	82
Production budget	$11M

ROI x2.74   🍅 90%



👍 Qualified

La La Land

Project Score	85
Likelihood Certified Fresh	73%
Team Score	88
Script Score	83
Financial Score	84
Production budget	$30M

ROI x9.45   🍅 91%



👎 Not Qualified

Downsizing

Project Score	69
Likelihood Certified Fresh	64%
Team Score	94
Script Score	71
Financial Score	42 ←
Production budget	$68M

ROI x0.01   🟢 47%



👎 Not Qualified

The Circle

Project Score	70
Likelihood Certified Fresh	39%
Team Score	70
Script Score	70
Financial Score	69 ←
Production budget	$18M

ROI x0.04   🟢 16%

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Traction

Marketplace traction: **Contracted fees growing rapidly**

Slated earns fees for cast, crew, investor, and sales/distribution attachments made "via Slated." Invoicing and collections occur as projects move into production or release.



Contracted Fees by Attachment Date

Cast · Crew · Investor · Sales/Distribution · Running Fee Total

$13.5M



Contracted Fees by Project Status

- Development $7.5M
- Packaging $4.0M
- Pre-Production $828.0K
- Production $562.6K
- Post-Production $222.1K
- Completed $112.1K
- Released $235.0K

$13.5M



Invoiced: pending vs collected

Collected · Pending

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Customers

Financing & distribution partnerships

Slated is under NDA with financing and distribution companies looking to leverage our A.I. based predictive analytics and deal-flow to finance or distribute film projects with the highest potential ROI.

- Slated is currently in discussions with several multi-billion dollar hedge funds to secure a $50M debt facility to finance the production of top scoring Slated projects.

- Distribution partnerships with Bleecker Street and Round Table to release several top scoring movies per year domestically.



- Slated is in active discussions with major studios to bring $200M+ in financing to their film slates, including:



Business model

Earning fees by providing value at every stage



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⑦ Support



more Screening Analysis
$495 per submission

more Financial Analysis
$995 per submission

more completed projects
marketplace fees collected at start of production

more investor opportunities
financing fees 1-5% of budget

2022+ Partnering with production funds



EBITDA   Total Revenue

$s in Millions

	2021	2022	2023	2024
EBITDA	($2.4)	($0.7)	$3.2	$5.8
Total Revenue	$0.4	$1.9	$8.4	$13.5

Market

Large Addressable Market

- Slated serves the worldwide content market, capitalizing on the ever-expanding content demands of the global consumer

$8B Independent film annual production spend

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$2.6T

and media market[2]

[1]Variety, January 2022
[2]PWC, July 2021

Competition

Slated's analytics and marketplace edge

Slated is one of the first end-to-end online film packaging, financing, and distribution marketplaces: efficient, AI/data-driven, and scalable.

	slated film packaging, financing, and distribution marketplace	Crowdfunding Kickstarter, Indiegogo, Seed&Spark	The Black List (blcklst.com) Screenplay discovery & survey	Cinelytic (cinelytic.com) Studio slate analytics & workflow	Studios How content is traditionally financed and produced
Free membership and project hosting	✓	✓	⊘	⊘	⊘
Analytics					
Team	✓	⊘	⊘	✓	⊘
Script	✓	⊘	✓	⊘	⊘
Screening	✓	⊘	⊘	⊘	⊘
Financial	✓	⊘	⊘	✓	⊘
Packaging					
Access to talent	✓	⊘	⊘	⊘	✓
Auto-matching	✓	⊘	⊘	⊘	⊘
Financing					
Indie projects	✓	✓	⊘	⊘	⊘
Studio Co-fi	✓	⊘	⊘	⊘	✓
Sales & Distribution	✓	⊘	⊘	⊘	✓

Vision and strategy

Platform development roadmap

Deployed Today

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Support

✔ Script & Screening analysis (acquired, fully integrated)

✔ ML-Driven financial projection model & financial Score (acquired, fully integrated)

✔ Automated opportunity matchmaking

❏ Partner with film fund DAOs

   ❏ JV with EQTY Lab to provide analytics tooling and deal-flow access to film fund DAOs

   ❏ Commence long-term plan to decentralize and tokenize ownership for all participants in the creative stack alongside investors

New Investment

Slated's DAO & Web3 roadmap

Streamline and transform the market for content ownership via film fund DAOs



Jonathan Dotan
Founder & CEO of EQTY Lab
Fellow, Stanford's Center for Blockchain Research
Executive Director, The Starling Lab
20+ years in entertainment, data and technology.

 

STRATEGY 👨‍💼
Developed with Jonathan Dotan (Fellow, Stanford's Center for Blockchain Research)

EXECUTION 👷
Joint venture between Slated and Jonathan's EQTY Lab, a

Reserve Slated

❓ Support

$500 minimum reservation

to deal-flow, and analytics to identify likely "hits".

PHASE 2 🏃
Enable API for film fund DAOs to pull vetted deal flow and analytics data feeds directly.

PHASE 3 🏃,
Enable DAOs to build turn-key portfolio vintages based on genres, Slated Scores, budget size, etc.

PHASE 4 🚀
Decentralize and tokenize Slated ownership for all participants in the creative community alongside investors.

Slated Film Fund I:
Production capital for studio co-financing

Slated is raising a first-of-its-kind investment fund leveraging its A.I.-based predictive analytics to finance film projects with the highest potential ROI.

Targeted Fund Size	$200M
Minimum Close	$75M
Managers	Michael Joe, Yair Landau & Slated, Inc.
Investment Period	3 yrs + 3 yrs to liquidate fund investments
Management Fees	2% / 20% (with increasing carry at milestones)

Slated is seizing an unprecedented market opportunity:

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- Streaming platforms acting as backstop to hedge against risk
- Company has engaged advisors BardiCo & HQ Digital (a Digital Currency Group company) to assist raising

  ... Read more

Funding

Veteran Investors



Barry Silbert

- Founder and CEO of Digital Currency Group (DCG), the world's largest cryptocurrency asset manager with $50B AUM.
- Founder and former CEO of SecondMarket, which sold to Nasdaq in 2015.
- Entrepreneur of the Year by Ernst & Young and Crain's. Fortune's prestigious "40 Under 40" list.



Stephan Paternot

- Co-founder & Executive Chairman of Slated
- Co-founder of PalmStar, a film production and financing company that has produced and financed over 30 films including Hereditary (2018), Collateral Beauty (2016), Sing Street (2016) and John Wick (2014).

Reserve Slated

$500 minimum reservation

Leadership

CEO & Board of Directors

**Our leadership team is opening doors
at every level of the film industry**



Tim Wesley
Chief Executive Officer
20+ Years of Business & Creative
Entertainment Experience



Stephan Paternot
Co-Founder & Executive Chairman
20+ years financing & building internet companies
and producing films





Michael Joe
former Chief Operating Officer of STXfilms, Executive
Vice President of Universal Pictures, MD Seer Capital
Management, President of Elliott Media Investments





Yair Landau
former Vice Chairman of Sony Pictures
and President of Sony Pictures
Digital Entertainment



David Wertheimer
former President of Digital at
Fox Networks Group and President of
Paramount Digital Entertainment



Summary

Reserve Slated

$500 minimum reservation

? Support

1

Large Opportunity

- Slated is positioned to become the next major co-financing firm in entertainment.

- Investment discipline combined with best-in-class predictive analytics will allow Slated to generate superior financial returns.

2

Industry Partner Validation

- A multi-billion dollar hedge fund is committing to finance production of top scoring Slated projects.

- Two domestic distributors are partnering with Slated to release top scoring movies per year.

- Slated is in active discussions with major studios to bring financing to their film slates.

3

Multiple Revenue Streams

- By powering the content supply chain, we create value and earn fees at every stage, from development and packaging through financing, sales, and distribution.

4

Scalability and Innovation

- Slated has created one of the first end-to-end film industry marketplaces: Efficient, AI/data-driven, and scalable.

- Slated has partnered with EQTY Lab, a DAO tooling & services company, to create SEC-compliant film investment vehicles, and help decentralize and tokenize ownership for all participants in the creative stack, alongside investors.

5

World Class Team

- Slated's CEO and superstar Board of Directors are opening doors at every level of the industry, and validating our disruptive business model.

Reserve Slated

$500 minimum reservation

⊘ Support

Recent releases


DIANNA AGRON
SIMON HELBERG
WITH CANDICE BERGEN
AND DUSTIN HOFFMAN
IF YOU DON'T LAUGH, YOU'LL CRY
AS THEY MADE US
WRITTEN AND DIRECTED BY MAYIM BIALIK

Released 4/8/2022

QUIVER DISTRIBUTION


ALI LARTER
RON PERLMAN
RALPH INESON
THE LAST VICTIM
NO BODIES. NO CONVICTIONS.

Released 5/13/2022

decal


SHANE WEST
SARAH HAY
FEATURING BRUCE DERN
AND STEPHEN LANG
MID-CENTURY
MURDER BY DESIGN

Released 6/17/2022

LIONSGATE


GOLDEN ERA

Released 6/27/2022

CINEDIGM

Upcoming films

The Hollywood Reporter

Uma Thurman, Samuel L. Jackson Teaming on Dark Comedy Thriller 'The Kill Room' for Yale Productions (Exclusive)

From writer Jonathan Jacobson and director Nicol Paone, the feature will pair the 'Pulp Fiction' duo in a story in which a hitman accidentally becomes an art-world sensation.

BY ALEX RITMAN APRIL 1, 2022 9:00AM



Variety

HOME > FILM > NEWS Jun 2, 2022 9:00am PT

Billy Porter and Luke Evans to Play a Married Couple in 'Our Son'



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$500 minimum reservation

Bonus perks ⓘ

If Slated launches an offering and you complete an investment, you may receive perks.

Reserve	Receive
Reserve $1,000	**Receive** $50 OFF *all* Script, Screening, Financial Analysis and $200 OFF *all* Analysis Bundle purchases for 1 year
Reserve $2,500	**Receive** Perk 1 benefits, and a personalized consultation with a member of Slated's Executive Producer team
Reserve $10,000	**Receive** Perk 1 - 2 benefits, and monthly personalized guidance from Slated's Executive Producer team for 1 year
Reserve $25,000	**Receive** Perk 1- 3 benefits, and first-look priority to co-invest in top scoring projects curated by Slated's Executive Producer team
Reserve $50,000	**Receive** Perk 1 - 4 benefits, and a set visit, and 2 premiere tickets
Reserve $100,000	**Receive** Perk 1 - 5 benefits, and a private zoom with Slated's CEO or Co-Founder

About Slated

Legal Name	Slated, Inc.
Founded	Jan 2011
Form	Delaware Corporation
Employees	20
Website	slated.com

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Slated Team

Everyone helping build Slated, not limited to employees

Ann Nguyen
Chief Technical Officer

Alex N
Head Architect

Alexander Z
QA Manager/Scrum Master

Alina P
QA

Greg Gertmenian
Head of Film Development

Anton L
Backend Engineer

Jay Burnley
Head of Development

Ben S
Marketing Associate

Chandler F
Development Assistant

Chelsea T
VP of Development

Dan S
Data Scientist

Dima M
Frontend Manager

Ivan B
Frontend Engineer

Jess H
Social Media Manager

Kris R
Manager of Documentary
Films

Kristina M
Marketing

Mirela G
Backend Engineer

Mitchell S
EP Services Manager

Sara B
Sr Data Scientist

Sara S
Accounting

Thien H
Devops

+ 32
Reviewers

FAQ

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How do I earn a return?

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.



What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?



Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

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Campaign tools ⌄

Slated

A leading online film packaging, financing, and distribution marketplace



Play

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? Support



$354,400

Total reserved

i

130

Reservations

Reserve your spot now to ensure you can invest when Slated starts the offering.

Highlights

$10M+ raised

Company has previously raised over $10M in capital

25-49 employees

Notable Angel backing

Company is backed by a notable angel investor

Power Founders

Founders previously exited or operated a large business

Add investment summary...

Matches filmmakers with talent, financing, sales, and distribution

AI-driven film performance analytics predicts 80% of "hits" and "misses"

$560M box office generated from 297 Slated-listed theatrical releases

$12.5M in contracted fees generated to date

Reserve Slated

$500 minimum reservation

? Support

Problem

Streaming Wars =
Explosive demand for content

The 2021 theatrical and home/mobile entertainment market globally was a record $99.7 billion, +24% vs 2020. Including pay TV, the value increased to a record $328 billion, beating pre-pandemic figures.* As a result, studios and streamers worldwide plan to increase content spend to a record $230 billion in 2022.**

Investing in movies remains one of the more resilient, attractive investment asset classes in the world. However, there are 2 key challenges for investors: early access to deal-flow, and analytics to identify likely "hits".

*Motion Picture Association **Ampere Analysis

2021 Content Spend (billions)



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Slated:
Supplying great
content at scale

Slated is a leading online film packaging, financing and distribution marketplace, well positioned to supply the exploding global demand for great content.



Product

Slated platform advantages

First-look advantage:
Slated's content pipeline

Top talent consistently lists great projects during development. **8,000 new projects** listed annually, **2 years pre...

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Recent Slated-listed releases include:









🍅 88%   🍅 91%   🍅 95%   🍅 84%







🍅 72%   🍅 97%   🍅 91%

30,000	15,000	13,000	8,000	2,000	1,800
Producers	Writers	Directors	Actors	Accredited Investors	Sales Agents & Distributors





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Analytics Advantage: A.I.-Driven and Predictive of Performance

Slated's proprietary scoring system can identify the most commercially-viable projects based on the track record of the team, the quality of the underlying material, and the project's likelihood of commercial success.

The system provides at-a-glance answers to 5 key questions:

1. Who's in it?
2. Who's making it?
3. How good is the script?
4. Will critics recommend it?
5. Can it make money?

→

Project Score	83
Likelihood Certified Fresh **80%**	
Script Score	86
Financial Score	87
Team Score	76

Team Score (76)

 **John Krasinski**
Actor (Lead), Director, Writer (70)

 **Emily Blunt**
Actor (Lead) (84)

 **Michael Bay**
Producer (80)

 **Paramount Pictures**
North American Theatrical Distribution (80)

Script Score (86)

	R1	R2	R3	Avg
Overall	SR	R	C	
Premise	4	5	4	4.3
Originality	5	5	3	4.3
Dialogue	5	4	4	4.3
Structure	5	4	4	4.3
Character	5	4	3	4.0
Logic	4	4	3	3.9
Conflict	5	5	3	4.3
Tone	5	4	4	4.3

Financial Score (87)

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	Low	High	
0.0	21	**40** **68** **95**	115	148

($) millions



	Low	High	
22	28.9	**34.5** **43** **52**	57	67

($) millions

■ North America	41M
■ International	27M

■ North America	32.2M
■ International	11.1M

Arbitrage advantage:
Early insights for financiers & distributors

In Slated's analytics forward test of **100+ movies pre-release**

★ We correctly predicted **80% of both the "hits"** *and* the **"misses"**

★ Our synthetic portfolio outperformed market ROI by **2.8X**



👍 **Qualified**

I, Tonya

Project Score	77
Likelihood Certified Fresh	83%
Team Score	61
Script Score	84
Financial Score	82
Production budget	$11M

ROI x2.74 🍅 90%



👍 **Qualified**

La La Land

Project Score	85
Likelihood Certified Fresh	73%
Team Score	88
Script Score	83
Financial Score	84
Production budget	$30M

ROI x9.45 🍅 91%



👎 **Not Qualified**

Downsizing

Project Score	69
Likelihood Certified Fresh	64%
Team Score	94
Script Score	71
Financial Score	42 ←
Production budget	$68M

ROI x0.01 💥 47%



👎 **Not Qualified**

The Circle

Project Score	70
Likelihood Certified Fresh	39%
Team Score	70
Script Score	70
Financial Score	69 ←
Production budget	$18M

ROI x0.04 💥 16%

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Traction

Marketplace traction: **Contracted fees growing rapidly**

Slated earns fees for cast, crew, investor, and sales/distribution attachments made “via Slated.” Invoicing and collections occur as projects move into production or release.



Contracted Fees by Attachment Date
$13.5M
Cast
Crew
Investor
Sales/Distribution
Running Fee Total
$1M
$1M
$750K
$500K
$250K
$0
$25M
$20M
$15M
$10M
$5M
$0
2019-08
2019-09
2019-10
2019-11
2019-12
2020-01
2020-02
2020-04
2020-05
2020-06
2020-07
2020-08
2020-09
2020-10
2020-11
2020-12
2021-01
2021-02
2021-03
2021-04
2021-05
2021-06
2021-07
2021-08
2021-09
2021-10
2021-11
2021-12
2022-01
2022-02
2022-03
2022-04
2022-05
2022-06



Contracted Fees by Project Status
Development $7.5M
Packaging $4.0M
Pre-Production $828.0K
Production $562.6K
Post-Production $222.1K
Completed $112.1K
Released $235.0K
$13.5M



Invoiced: pending vs collected
Collected
Pending
$100K
$80K
$60K
$40K
$20K
$0
$0
$12K
$33K
$28K
$57K
$4K
$54K

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Customers

Financing & distribution partnerships

Slated is under NDA with financing and distribution companies looking to leverage our A.I. based predictive analytics and deal-flow to finance or distribute film projects with the highest potential ROI.

- Slated is currently in discussions with several multi-billion dollar hedge funds to secure a $50M debt facility to finance the production of top scoring Slated projects.
- Distribution partnerships with Bleecker Street and Round Table to release several top scoring movies per year domestically.



- Slated is in active discussions with major studios to bring $200M+ in financing to their film slates, including:



Business model

Earning fees by providing value at every stage



more
projects
submitted
LIST PROJECT
FREE hosting
more
successful
releases
distribution fees and
profit participation
collected after release
more
Script Analysis
$395 per
submission
+$100 rush fee
2022+ Partnering
with studios and
distributors

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more
Screening Analysis

$495
per submission

more
Financial Analysis

$995 per
submission

more
completed projects

marketplace fees
collected at start
of production

more
investor opportunities

financing fees
1-5% of budget

2022+ Partnering
with production
funds



● EBITDA   ● Total Revenue

	2021	2022	2023	2024
EBITDA	($2.4)	($0.7)	$3.2	$5.8
Total Revenue	$0.4	$1.9	$8.4	$13.5

$s in Millions

Market

Large Addressable Market

- Slated serves the worldwide content
  market, capitalizing on the ever-expanding
  content demands of the global consumer

$8B   Independent film annual
       production spend

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② Support

$2.6T

and media market[2]

[1]Variety, January 2022
[2]PWC, July 2021

Competition

Slated's analytics and marketplace edge

Slated is one of the first end-to-end online film packaging, financing, and distribution marketplaces: efficient, AI/data-driven, and scalable.

	slated film packaging, financing, and distribution marketplace	Crowdfunding Kickstarter, Indiegogo, Seed&Spark	The Black List (blcklst.com) Screenplay discovery & survey	Cinelytic (cinelytic.com) Studio slate analytics & workflow	Studios How content is traditionally financed and produced
Free membership and project hosting	✓	✓	⊘	⊘	⊘
Analytics					
Team	✓	⊘	⊘	✓	⊘
Script	✓	⊘	✓	⊘	⊘
Screening	✓	⊘	⊘	⊘	⊘
Financial	✓	⊘	⊘	✓	⊘
Packaging					
Access to talent	✓	⊘	⊘	⊘	✓
Auto-matching	✓	⊘	⊘	⊘	⊘
Financing					
Indie projects	✓	✓	⊘	⊘	⊘
Studio Co-fi	✓	⊘	⊘	⊘	✓
Sales & Distribution	✓	⊘	⊘	⊘	✓

Vision and strategy

Platform development roadmap

Deployed Today

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- ✔ Script & Screening analysis (acquired, fully integrated)
- ✔ ML-Driven financial projection model & financial Score (acquired, fully integrated)
- ✔ Automated opportunity matchmaking

- ❑ Partner with film fund DAOs
  - ❑ JV with EQTY Lab to provide analytics tooling and deal-flow access to film fund DAOs
  - ❑ Commence long-term plan to decentralize and tokenize ownership for all participants in the creative stack alongside investors

New Investment

Slated's DAO & Web3 roadmap

Streamline and transform the market for content ownership via film fund DAOs



Jonathan Dotan
Founder & CEO of EQTY Lab
Fellow, Stanford's Center for Blockchain Research
Executive Director, The Starling Lab
20+ years in entertainment, data and technology.





STRATEGY

Developed with Jonathan Dotan (Fellow, Stanford's Center for Blockchain Research)

EXECUTION

Joint venture between Slated and Jonathan's EQTY Lab, a

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to deal-flow, and analytics to identify likely "hits".

PHASE 2 🚶

Enable API for film fund DAOs to pull vetted deal flow and analytics data feeds directly.

PHASE 3 🏃

Enable DAOs to build turn-key portfolio vintages based on genres, Slated Scores, budget size, etc.

PHASE 4 🚀

Decentralize and tokenize Slated ownership for all participants in the creative community alongside investors.

Slated Film Fund I:
Production capital for studio co-financing

Slated is raising a first-of-its-kind investment fund leveraging its A.I.-based predictive analytics to finance film projects with the highest potential ROI.

Targeted Fund Size	$200M
Minimum Close	$75M
Managers	Michael Joe, Yair Landau & Slated, Inc.
Investment Period	3 yrs + 3 yrs to liquidate fund investments
Management Fees	2% / 20% (with increasing carry at milestones)

Slated is seizing an unprecedented market opportunity:

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- Streaming platforms acting as backstop to hedge against risk
- Company has engaged advisors BardiCo & HQ Digital (a Digital Currency Group company) to assist raising

... Read more

Funding

Veteran Investors



Barry Silbert

- Founder and CEO of Digital Currency Group (DCG), the world's largest cryptocurrency asset manager with $50B AUM.
- Founder and former CEO of SecondMarket, which sold to Nasdaq in 2015.
- Entrepreneur of the Year by Ernst & Young and Crain's. Fortune's prestigious "40 Under 40" list.



Stephan Paternot

- Co-founder & Executive Chairman of Slated
- Co-founder of PalmStar, a film production and financing company that has produced and financed over 30 films including Hereditary (2018), Collateral Beauty (2016), Sing Street (2016) and John Wick (2014).

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Leadership

CEO & Board of Directors

**Our leadership team is opening doors
at every level of the film industry**



Tim Wesley
Chief Executive Officer
20+ Years of Business & Creative
Entertainment Experience

 



Stephan Paternot
Co-Founder & Executive Chairman
20+ years financing & building internet companies
and producing films





Michael Joe
former Chief Operating Officer of STXfilms, Executive
Vice President of Universal Pictures, MD Seer Capital
Management, President of Elliott Media Investments



Yair Landau
former Vice Chairman of Sony Pictures
and President of Sony Pictures
Digital Entertainment





David Wertheimer
former President of Digital at
Fox Networks Group and President of
Paramount Digital Entertainment

 

Summary

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1

Large Opportunity

- Slated is positioned to become the next major co-financing firm in entertainment.

- Investment discipline combined with best-in-class predictive analytics will allow Slated to generate superior financial returns.

2

Industry Partner Validation

- A multi-billion dollar hedge fund is committing to finance production of top scoring Slated projects.

- Two domestic distributors are partnering with Slated to release top scoring movies per year.

- Slated is in active discussions with major studios to bring financing to their film slates.

3

Multiple Revenue Streams

- By powering the content supply chain, we create value and earn fees at every stage, from development and packaging through financing, sales, and distribution.

4

Scalability and Innovation

- Slated has created one of the first end-to-end film industry marketplaces: Efficient, AI/data-driven, and scalable.

- Slated has partnered with EQTY Lab, a DAO tooling & services company, to create SEC-compliant film investment vehicles, and help decentralize and tokenize ownership for all participants in the creative stack, alongside investors.

5

World Class Team

- Slated's CEO and superstar Board of Directors are opening doors at every level of the industry, and validating our disruptive business model.

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Current releases


DIANNA AGRON
SIMON HELBERG
WITH CANDICE BERGEN
AND DUSTIN HOFFMAN
IF YOU DON'T LAUGH, YOU'LL CRY
AS THEY MADE US
WRITTEN AND DIRECTED BY MAYIM BIALIK

Released 4/8/2022

QUIVER DISTRIBUTION


ALI LARTER
RON PERLMAN
RALPH INESON
THE LAST VICTIM
NO BODIES. NO CONVICTIONS.

Released 5/13/2022

decal


SHANE WEST
SARAH HAY
FEATURING BRUCE DERN
AND STEPHEN LANG
MID-CENTURY
MURDER BY DESIGN

Released 6/17/2022

LIONSGATE


GOLDEN ERA

Released 6/27/2022

CINEDIGM

Upcoming films

THE Hollywood REPORTER

Uma Thurman, Samuel L. Jackson Teaming on Dark Comedy Thriller 'The Kill Room' for Yale Productions (Exclusive)

From writer Jonathan Jacobson and director Nicol Paone, the feature will pair the 'Pulp Fiction' duo in a story in which a hitman accidentally becomes an art-world sensation.

BY ALEX RITMAN APRIL 1, 2022 9:00AM



VARIETY

HOME > FILM > NEWS Jun 2, 2022 9:00am PT

Billy Porter and Luke Evans to Play a Married Couple in 'Our Son'



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Bonus perks ⓘ

If Slated launches an offering and you complete an investment, you may receive perks.

Reserve	Receive
Reserve $1,000	**Receive** $50 OFF *all* Script, Screening, Financial Analysis and $200 OFF *all* Analysis Bundle purchases for 1 year
Reserve $2,500	**Receive** Perk 1 benefits, and a personalized consultation with a member of Slated's Executive Producer team
Reserve $10,000	**Receive** Perk 1 - 2 benefits, and monthly personalized guidance from Slated's Executive Producer team for 1 year
Reserve $25,000	**Receive** Perk 1- 3 benefits, and first-look priority to co-invest in top scoring projects curated by Slated's Executive Producer team
Reserve $50,000	**Receive** Perk 1 - 4 benefits, and a set visit, and 2 premiere tickets
Reserve $100,000	**Receive** Perk 1 - 5 benefits, and a private zoom with Slated's CEO or Co-Founder

About Slated

Legal Name	Slated, Inc.
Founded	Dec 2009
Form	Delaware Corporation
Employees	20
Website	slated.com

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Slated Team

Everyone helping build Slated, not limited to employees

Ann Nguyen
Chief Technical Officer

Alex N
Lead Architect

Alexander Z
QA Manager/Scrum Master

Alina P
QA

Greg Gertmenian
Head of Film Development

Anton L
Backend Engineer

Jay Burnley
Head of Development

Ben S
Marketing Associate

Chandler F
Development Assistant

Chelsea T
VP of Development

Dan S
Data Scientist

Dima M
Frontend Manager

Ivan B
Frontend Engineer

Jess H
Social Media Manager

Kris R
Manager of Documentary Films

Kristina M
Marketing

Mirela G
Backend Engineer

Mitchell S
EP Services Manager

Sara B
Sr Data Scientist

Sara S
Accounting

Thien H
Devops

+ 32
Reviewers

FAQ

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How do I earn a return?

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Company Name	Slated
Logo	
Headline	A leading online film packaging, financing, and distribution marketplace
Slides	

Tags	Crowd SAFE, Power Founders, Notable Angel backing, Coming Soon, 25-49 employees, $10M+ raised, Companies, Fundraising, Media Production & Curation, Marketplace, AI & Machine Learning

---

Pitch text	

Summary

- Matches filmmakers with talent, financing, sales, and distribution
- AI-driven film performance analytics predicts 80% of "hits" and "misses"
- $560M box office generated from 297 Slated-listed theatrical releases
- $13.5M in contracted fees generated to date
- Multi-billion-$ hedge fund committing financing to top scoring projects
- Partnered with Bleecker Street and Round Table to release top scoring films
- In active discussions with Columbia Pictures, Tristar, Universal & more

Problem

Streaming Wars = Explosive demand for content

The 2021 theatrical and home/mobile entertainment market globally was a record $99.7 billion, +24% vs 2020. Including pay TV, the value increased to a record $328 billion, beating pre-pandemic figures.* As a result, studios and streamers worldwide plan to increase content spend to a record $230 billion in 2022.**

Investing in movies remains one of the more resilient, attractive investment asset classes in the world. However, there are 2 key challenges for investors: early access to deal-flow, and analytics to identify likely "hits".

*Motion Picture Association **Ampere Analysis

2021 Content Spend (billions)



Solution

Slated:
Supplying great
content at scale

Slated is a leading online film packaging, financing and distribution marketplace, well positioned to supply the exploding global demand for great content.



Product

Slated platform advantages

First-look advantage:
Slated's content pipeline

Top talent consistently lists great projects during development. **2,000 new projects** listed annually, **3 years pre-release** on average.

1,400+ Slated-listed films have been released, including 297 theatrical releases grossing over $560M at the box office.

Recent Slated-listed releases include:


FREAKS
"A DARK, THRILLING SCI-FI RIDE"

88%


Adam Sandler
Uncut Gems

91%


"THE SWEETEST DARN FILM OF THE DECADE."
THE PEANUT BUTTER FALCON

95%


Loving Vincent

84%


An Apple Original Film
PALMER

72%


AMAZON ORIGINAL MOVIE
RIZ AHMED
OLIVIA COOKE
SOUND OF METAL
COMING SOON TO THEATERS
DEC 4 | prime video

97%


Alfre Woodard
CLEMENCY

91%

30,000	15,000	13,000	8,000	2,000	1,800
Producers	Writers	Directors	Actors	Accredited Investors	Sales Agents & Distributors



62% of 2022 Sundance films
were made by Slated members



90% of 2022 Oscar Best Picture nominated films
were made by Slated members

Analytics Advantage: A.I.-Driven and Predictive of Performance

Slated's proprietary scoring system can identify the most commercially-viable projects based on the track record of the team, the quality of the underlying material, and the project's likelihood of commercial success.

The system provides at-a-glance answers to 5 key questions:

1. Who's in it?
2. Who's making it?
3. How good is the script?
4. Will critics recommend it?
5. Can it make money?



Project Score	83
Likelihood Certified Fresh **80%**	
Script Score	86
Financial Score	87
Team Score	76

Team Score (76)

John Krasinski
Actor (Lead), Director, Writer
(70)

Emily Blunt
Actor (Lead)
(84)

Michael Bay
Producer
(80)

Paramount Pictures
North American Theatrical Distribution
(80)

Script Score (86)

	R1	R2	R3	Avg
Overall	SR	R	C	
Premise	4	5	4	4.3
Originality	5	5	3	4.3
Dialogue	5	4	4	4.3
Structure	5	4	4	4.3
Character	5	4	3	4.0
Logic	4	4	3	3.9
Conflict	5	5	3	4.3
Tone	5	4	4	4.3

Financial Score (87)



Arbitrage advantage:
Early insights for financiers & distributors

In Slated's analytics forward test of 100+ movies pre-release

- ★ We correctly predicted **80% of both the "hits"** *and* **the "misses"**
- ★ Our synthetic portfolio outperformed market ROI by **2.8X**



👍 Qualified

I, Tonya

Project Score	77
Likelihood Certified Fresh	83%
Team Score	61
Script Score	84
Financial Score	82
Production budget	$11M

ROI x2.74 🍅 **90%**



👍 Qualified

La La Land

Project Score	85
Likelihood Certified Fresh	73%
Team Score	88
Script Score	83
Financial Score	84
Production budget	$30M

ROI x9.45 🍅 **91%**



👎 Not Qualified

Downsizing

Project Score	69
Likelihood Certified Fresh	64%
Team Score	94
Script Score	71
Financial Score	42 ←
Production budget	$68M

ROI x0.01 💥 **47%**



👎 Not Qualified

The Circle

Project Score	70
Likelihood Certified Fresh	39%
Team Score	70
Script Score	70
Financial Score	69 ←
Production budget	$18M

ROI x0.04 💥 **16%**

Traction

Marketplace traction: **Contracted fees growing rapidly**

Slated earns fees for cast, crew, investor, and sales/distribution attachments made "via Slated." Invoicing and collections occur as projects move into production or release.

Customers

Financing & distribution partnerships

Slated is under NDA with financing and distribution companies looking to leverage our A.I. based predictive analytics and deal-flow to finance or distribute film projects with the highest potential ROI.

- Slated is currently in discussions with several multi-billion dollar hedge funds to secure a $50M debt facility to finance the production of top scoring Slated projects.
- Distribution partnerships with Bleecker Street and Round Table to release several top scoring movies per year domestically.
- Slated is in active discussions with major studios to bring $200M+ in financing to their film slates, including:

Business Model

Earning fees by providing value at every stage



more projects submitted
LIST PROJECT
FREE hosting
more Script Analysis
$395 per submission +$100 rush fee
more cast & crew opportunities
packaging fees 1-5% of budget
more Financial Analysis
$995 per submission
more investor opportunities
financing fees 1-5% of budget
2022+ Partnering with production funds
more completed projects
marketplace fees collected at start of production
more Screening Analysis
$495 per submission
more sales & distribution opportunities
distribution fees 3-5% of gross revenues
2022+ Partnering with studios and distributors
more successful releases
distribution fees and profit participation collected after release
increasing speed & scale

Market

Large Addressable Market

- Slated serves the worldwide content market, capitalizing on the ever-expanding content demands of the global consumer

- Currently focused on domestic North American markets, leaving the rest of the world open to expansion opportunities

$8B	Independent film annual production spend
$140B	Total 2022 domestic studio and streamer content spend[1]
$2.6T	Total 2025 value of the global entertainment and media market[2]

[1]Variety, January 2022
[2]PWC, July 2021

Competition

Slated's analytics and marketplace edge

Slated is one of the first end-to-end online film packaging, financing, and distribution marketplaces: efficient, AI/data-driven, and scalable.

	slated — film packaging, financing, and distribution marketplace	Crowdfunding — Kickstarter, Indiegogo, Seed&Spark	The Black List — (blcklst.com) Screenplay discovery & survey	Cinelytic — (cinelytic.com) Studio slate analytics & workflow	Studios — How content is traditionally financed and produced
Free membership and project hosting	✅	✅	🚫	🚫	🚫
Analytics					
Team	✅	🚫	🚫	✅	🚫
Script	✅	🚫	✅	🚫	🚫
Screening	✅	🚫	🚫	🚫	🚫
Financial	✅	🚫	🚫	✅	🚫
Packaging					
Access to talent	✅	🚫	🚫	🚫	✅
Auto-matching	✅	🚫	🚫	🚫	🚫
Financing					
Indie projects	✅	✅	🚫	🚫	🚫
Studio Co-fi	✅	🚫	🚫	🚫	✅
Sales & Distribution	✅	🚫	🚫	🚫	✅

Vision And Strategy

Platform development roadmap

Slated's DAO & Web3 roadmap

Streamline and transform the market for content ownership via film fund DAOs



Jonathan Dotan
Founder & CEO of EQTY Lab
Fellow, Stanford's Center for Blockchain Research
Executive Director, The Starling Lab
20+ years in entertainment, data and technology.

 

Slated Film Fund I:
Production capital for studio co-financing

Slated is raising a first-of-its-kind investment fund leveraging its A.I.-based predictive analytics to finance film projects with the highest potential ROI.

Targeted Fund Size	$200M
Minimum Close	$75M
Managers	Michael Joe, Yair Landau & Slated, Inc.
Investment Period	3 yrs + 3 yrs to liquidate fund investments
Management Fees	2% / 20% (with increasing carry at milestones)

Slated is seizing an unprecedented market opportunity:

- Explosive demand for content and capital requirements
- Absence of co-financing institutional capital

- Uniquely favorable studio terms (e.g. reduced fees, low execution risk)
- Streaming platforms acting as backstop to hedge against risk
- Company has engaged advisors BardiCo & HQ Digital (a Digital Currency Group company) to assist raising capital for Slated's Studio Co-fi Fund

The fund will co-invest alongside major studios, independent distributors, and Slated marketplace films.

We are already in active discussions with:



—

Managers greenlight track record
—



Michael Joe
former Chief Operating Officer of STXfilms,
Executive Vice President of Universal
Pictures, MD Seer Capital Management,
President of Elliott Media Investments

 



Yair Landau
former Vice Chairman of Sony Pictures
and President of Sony Pictures
Digital Entertainment, Partner MK Capital





Tim Wesley
Slated Chief Executive Officer
20+ Years of Business & Creative
Entertainment Experience: AMC Theatres,
Redbox, DISH/Sling

  

Title	Release Year	Studio	Budget	WWBO	RoI (x)
HUSTLERS	2019	STX Entertainment	$20M	$157M	6.8
A BAD MOMS CHRISTMAS	2017	STX Entertainment	$28M	$131M	3.7
BAD MOMS	2016	STX Entertainment	$20M	$184M	8.2
HOTEL TRANSYLVANIA	2012	Columbia Pictures	$85M	$358M	3.3
LIMITLESS	2011	Relativity Media	$27M	$162M	5.4
DESPICABLE ME	2010	Universal Pictures	$69M	$543M	6.6
MAMMA MIA! THE MOVIE	2008	Universal Pictures	$52M	$611M	11.1
SPIDER-MAN 2	2004	Columbia Pictures	$200M	$789M	3.0
SPIDER-MAN	2002	Columbia Pictures	$139M	$825M	4.8
THE FAST AND THE FURIOUS	2001	Universal Pictures	$38M	$207M	5.1

Funding

Veteran Investors



Barry Silbert

- Founder and CEO of Digital Currency Group (DCG), the world's largest cryptocurrency asset manager with $50B AUM.
- Founder and former CEO of SecondMarket, which sold to Nasdaq in 2015.

- Entrepreneur of the Year by Ernst & Young and Oracle. Fortune's prestigious "40 Under 40" list.



Stephan Paternot

- Co-founder & Executive Chairman of Slated
- Co-founder of PalmStar, a film production and financing company that has produced and financed over 30 films including Hereditary (2018), Collateral Beauty (2016), Sing Street (2016) and John Wick (2014).
- Early investor in Digital Currency Group, SecondMarket, LendingClub, Indiegogo, AngelList.
- Co-founder of theglobe.com, one of the first social networks. In 1998 the company had a record-setting IPO, pushing the company valuation to over $1B.
- Ernst & Young Entrepreneur of the Year
- Author of A Very Public Offering, as featured in National Geographic Television series Valley of the Boom.

Leadership

CEO & Board of Directors

Our leadership team is opening doors at every level of the film industry



Tim Wesley
Chief Executive Officer
20+ Years of Business & Creative
Entertainment Experience



Stephan Paternot
Co-Founder & Executive Chairman
20+ years financing & building internet companies
and producing films

  



Michael Joe
former Chief Operating Officer of STXfilms, Executive
Vice President of Universal Pictures, MD Seer Capital
Management, President of Elliott Media Investments



Yair Landau
former Vice Chairman of Sony Pictures
and President of Sony Pictures
Digital Entertainment



David Wertheimer
former President of Digital at
Fox Networks Group and President of
Paramount Digital Entertainment



 

Summary

Why invest in Slated today?

1

Large Opportunity

- Slated is positioned to become the next major co-financing firm in entertainment.

- Investment discipline combined with best-in-class predictive analytics will allow Slated to generate superior financial returns.

2

Industry Partner Validation

- A multi-billion dollar hedge fund is committing to finance production of top scoring Slated projects.

- Two domestic distributors are partnering with Slated to release top scoring movies per year.

- Slated is in active discussions with major studios to bring financing to their film slates.

3

Multiple Revenue Streams

- By powering the content supply chain, we create value and earn fees at every stage, from development and packaging through financing, sales, and distribution.

4

Scalability and Innovation

- Slated has created one of the first end-to-end film industry marketplaces: Efficient, AI/data-driven, and scalable.

- Slated has partnered with EQTY Lab, a DAO tooling & services company, to create SEC-compliant film investment vehicles, and help decentralize and tokenize ownership for all participants in the creative stack, alongside investors.

5

World Class Team

- Slated's CEO and superstar Board of Directors are opening doors at every level of the industry, and validating our disruptive business model.

Current Releases


DIANNA AGRON
SIMON HELBERG
CANDICE BERGEN
DUSTIN HOFFMAN
IF YOU DON'T LAUGH, YOU'LL CRY
AS THEY MADE US
WRITTEN AND DIRECTED BY
MAYIM BIALIK


ALI LARTER
RON PERLMAN
RALPH INESON
THE LAST VICTIM
NO BODIES. NO CONVICTIONS.


MID-CENTURY
MURDER BY DESIGN


GOLDEN ERA

Released 4/8/2022	Released 5/13/2022	Released 6/17/2022	Released 6/27/2022
QUIVER DISTRIBUTION	decal	LIONSGATE	CINEDIGM

Upcoming Films

The Hollywood Reporter

Uma Thurman, Samuel L. Jackson Teaming on Dark Comedy Thriller 'The Kill Room' for Yale Productions (Exclusive)

From writer Jonathan Jacobson and director Nicol Paone, the feature will pair the 'Pulp Fiction' duo in a story in which a hitman accidentally becomes an art-world sensation.

BY ALEX RITMAN | APRIL 1, 2022 9:00AM



VARIETY

HOME > FILM > NEWS Jun 2, 2022 9:00am PT

Billy Porter and Luke Evans to Play a Married Couple in 'Our Son'



Team

	Ann Nguyen	Chief Technical Officer
	Jay Burnley	Head of Film Finance
	Alex N	Lead Architect

	Alexander Z	QA Manager/Scrum Master
	Anton L	Backend Engineer
	Chelsea T	VP of Development
	Dima M	Frontend Manager
	Ben S	Marketing Associate
	+ 32	Reviewers
	Kristina M	Marketing
	Chandler F	Development Assistant
	Mirela G	Backend Engineer
	Mitchell S	EP Services Manager
	Alina P	QA

 Dan S

Data Scientist

 Ivan B

Frontend Engineer

 Jess H

Social Media Manager

 Kris R

Manager of Documentary Films

 Sara B

Sr Data Scientist

 Sara S

Accounting

 Thien H

Devops

 Greg Gertmenian

Head of Development

Perks

$1,000	$50 OFF *all* Script, Screening, Financial Analysis and $200 OFF *all* Analysis Bundle purchases for 1 year
$2,500	Perk 1 benefits, and a personalized consultation with a member of Slated's Executive Producer team
$10,000	Perk 1 - 2 benefits, and monthly personalized guidance from Slated's Executive Producer team for 1 year
$25,000	Perk 1- 3 benefits, and first-look priority to co-invest in top scoring projects curated by Slated's Executive Producer team
$50,000	Perk 1 - 4 benefits, and a set visit, and 2 premiere tickets
$100,000	Perk 1 - 5 benefits, and a private zoom with Slated's CEO or Co-Founder

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.



Gmail

---------- Forwarded message ---------
From: **Team Slated** <team@slated.com>
Date: Wed, Jul 20, 2022 at 7:38 AM
Subject: Last chance to get early access
To: <greg@slated.com>

slated

Hi Greg,

You have just a few days left to guarantee your spot to invest in Slated before the official launch!

Share in our success and get bonus perks for participating early.

RESERVE NOW!



Disclaimer: With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

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